Exhibit 99.3

HKEX NYSE Stock Stock Ticker: Code: 6623 LU 2023 Environmental, Social and Governance report

About This Report 1 Introduction to Lufax Holding 2 Message from Chairman 3 2023 Performance Highlights 4 Sustainable Development Strategy 6 Appendix I 63 Appendix II 64 Appendix III 68 About This Report 1 More Warming Finance More Reliable Finance Introduction to Lufax Holding 2 Message from Chairman 3 Deeply Engaging in Inclusive Finance 12 Consolidating Governance Foundation 35 Fulfilling Social Responsibilities 15 Redoubling Efforts to Protect Financial 45 2023 Performance Highlights 4 Consumers Sustainable Development Strategy 6 Protecting Information Security 50 Appendix I 63 Appendix II 64 More Efficient Finance More Sustainable Finance Appendix III 68 Promoting Technology Empowerment 23 Co-establishing a Green Future 57 Optimizing Customer Services 25 Jointly Building the Industry Ecosystem 61 Building a Quality Team 28 Contents

2023 Environmental, Social and Governance Report 1

陆金所控股 LUFAX

About This Report

Lufax Holding Ltd. (hereinafter "Lufax", "Lufax Holding", "the Company" or "We"), is delighted to present its 2023 Environmental, Social and Governance Report (hereinafter "the Report") to demonstrate the philosophy, management, actions and achievements of the Company and all its subsidiaries (hereinafter "the Group") in Environmental, Social and Governance (hereinafter "ESG") aspects.

Reporting Period

This Report is an annual report, which covers the period from 1 January 2023 to 31 December 2023 (hereinafter "the Reporting Period"). To make the Report more comparable and comprehensive, we include partial information before 2023 or at the date of publication.

Reporting Scope

This Report primarily discusses Lufax Holding and covers all Lufax subsidiaries and branches. The environmental and social key performance indicators (hereinafter "KPIs") disclosed in this Report apply to our headquarters, subsidiaries, and all branches. If otherwise specified, please refer to the relevant instructions.

Reporting Standards

This Report is prepared in accordance with the Environmental, Social and Governance Reporting Guide set out in Appendix C2 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (hereinafter "HKEX"), with reference to the United Nations' Sustainable Development Goals (hereinafter "SDGs"). The Report follows the reporting principles of "materiality", "quantitative", "balance" and "consistency" to ensure the authenticity and accuracy of the content, fully reflecting the current status of the Company's management and achievements in ESG aspects and providing readers with valuable information.

Reporting Principles	Definition	The Company's Response
Materiality	The threshold at which ESG issues determined by the Board are sufficiently important to investors and other stakeholders that they should be reported.	The Company has identified sustainability issues crucial to its development through ongoing stakeholder communication.
Quantitative	KPIs in respect of historical data need to be measurable. The issuer should set targets to reduce a particular impact. In this way the effectiveness of ESG policies and management systems can be evaluated and validated. Quantitative information should be accompanied by a narrative, explaining its purpose, impacts, and giving comparative data where appropriate.	The Company records and discloses quantitative ESG performance indicators on an ongoing basis, and interprets the data disclosed in this Report.
Balance	The ESG Report should provide an unbiased picture of the issuer's performance. The Report should avoid selections, omissions, or presentation formats that may inappropriately influence a decision or judgment by the report reader.	This Report has truly and accurately reflected the Company's management performance in the ESG field.
Consistency	The issuer should use consistent methodologies to allow for meaningful comparisons of ESG data over time.	Unless otherwise stated, the Company ensures that the reporting scope and methods are generally consistent each year.

Information Source and Reliability Statement

All the information, data and cases mentioned in this Report are collected from the Company's statistical reports and relevant documents. The Company guarantees that this Report is free from any false records or misleading statements, and is responsible for the authenticity, accuracy and completeness of this Report. All amounts in this Report are stated in RMB unless otherwise specified.

Reporting Language

This Report is published in Chinese (Simplified and Traditional) and English. Should there be any discrepancies between the two versions, the Chinese one (Simplified) shall prevail.

Reporting Statement

The business plans, development strategies and other forward-looking descriptions involved in this Report do not constitute the Company's substantive commitment to investors.

Access to This Report

This Report and other information related to the Company's sustainable development activities are available in the "Investor Relations" section in the Company's website:

https://ir.lufaxholding.com/home/default.aspx

2023Environmental, Social and Governance Report 2 Message from Chairman Lufax Holding is a leading company which mainly provides financial services to empower small and micro business owners (SBOs) in China, whose 2023 Performance business covers retail credit and enablement, The total outstanding balance of loans Highlights consumer finance and other financial services. By managed by Lufax Holding reached RMB integrating our financial expertise with advanced 315.4 billion technology and leveraging online and offline Sustainable resources, we provide SBOs with access to financial Development Strategy products and services and empower institutional 94 partners to efficiently reach and serve SBOs to support With approximately 20. million the inclusive development of small businesses and borrowers in total More Warming help improve their competitiveness and sustainability. Finance As for retail credit services, Lufax relies on its RMB The amount of billion unsecured loans reached technology-empowered retail credit service platform, 207.9 Ping An Puhui, and is committed to providing end-to-More Efficient end lending services for SBOs and individual business The amount of secured loans reached Finance risk households control.with In the innovative consumer technology finance sector, and improved we work RMB 70.4 billion with funding partners and third-party credit The amount of consumer finance loans More Reliable enhancement providers to provide comprehensive reached RMB 37.1 billion Finance consumer financial services to residents to meet their consumer credit needs and enhance the financial More Sustainable accessibility to small and microbusinesses. Finance Appendix

2023 Environmental, Social and Governance Report 3

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Message from Chairman



It is my honor to once again share with all stakeholders the annual Environmental, Social, and Governance Report of Lufax Holding Ltd.As we look back on the year 2023, the macro environment remains fraught with uncertainty, posing emerging challenges to global sustainable development and economic growth. However, we stay true to our original aspiration and steadfastly uphold our mission to provide accessible and convenient financial services to small businesses, individual businesses, and new urban residents, among other groups. Aligned with our ESG strategy of "Four More Finance"[1], we are committed to deeply integrating the ESG principles into corporate operations. Our goal is to achieve enduring, balanced and high-quality sustainable growth while pursuing economic benefits and fulfilling our environmental and social responsibilities.

1. More warming finance, more efficient finance, more reliable finance and more sustainable finance.

Upholding our commitment to serving people with heartfelt financial services

As a leading financial service provider empowering small business owners in China, we possess a profound understanding of the vital role they play in ensuring stable national economy and social development as a significant component of the real economy. Our mission is to foster small business competitiveness and sustainability by continuously developing products and services tailored to their unique characteristics and development needs. With the help of innovative service models, we channel financial resources to small businesses. We consistently prioritize the well-being of people, wholeheartedly embrace our social responsibilities, and fully leverage our professional expertise and background to integrate finance and charity. This synergy gives rise to our distinctive "Finance Plus" approach to charity, which concretely embodies our dedication to providing heartfelt financial services for more people.

Leveraging technology to create an efficient financial engine

The landscape of finance is undergoing a profound transformation driven by technological innovation and digitalization. Powered by core technologies such as big data, artificial intelligence, blockchain and cloud computing, our advanced technological infrastructure is in place to accelerate the efficiency of financial services for the real economy. We are fully embracing the digital revolution in customer services, employing a range of intelligent solutions to accurately anticipate customer needs and dynamically track changes in customer sentiments in real time. Our goal is to provide customers with worry-free financial services that are both efficient in time and cost. Furthermore, we recognize that talents are our most valuable assets. We have established a robust talent evaluation and development system, fostered an inclusive culture, offered competitive employee benefits, and implemented a diverse range of support initiatives. By cultivating a sense of belonging and unlocking the full potential of our employees, we are cultivating a strong talent pool that drives our high-quality and efficient development.

Enhancing corporate governance to establish a more reliable financial system

Our sustainable development relies on a well-regulated governance mechanism. We have put in place a clear and effective corporate governance framework that ensures a balance of power and incorporates ESG principles into our comprehensive risk management system, thereby enhancing our resilience against risks. Guided by our commitment to integrity and fairness, we actively oppose any behaviors that violate business ethics while constantly reinforcing a culture of integrity. Moreover, we adhere to the principle of "Finance for people" by prioritizing consumers. In our governance strategy, we focus on safeguarding consumer rights, privacy and security, thus protecting their legitimate interests such as property security, information rights, and fair trading rights and fulfilling our obligations in data security. By doing so, we actively contribute to fostering a stable, secure, fair, and just financial market environment.

Fostering green development to build a sustainable financial ecosystem

Promoting green and sustainable development has become a shared responsibility of humanity worldwide. We are actively implementing the nationwide "dual carbon" strategy, and taking proactive actions to address the challenges and opportunities brought about by climate change. By championing initiatives such as promoting green offices, setting environmental targets, and enhancing energy management, we have integrated the concept of green development into all aspects of our business operations. We firmly uphold our commitment to biodiversity conservation. We utilize our resources to actively engage in relevant practices and initiatives that safeguard biodiversity, effectively contributing to biodiversity conservation. Additionally, we are dedicated to assisting our suppliers in jointly building a responsible management system, with a focus on building a sustainable value chain, and engage with partners from all sectors to foster a sustainable development ecosystem.

Looking ahead to 2024, we will forge ahead and seize new opportunities presented by the times and the market. Our mission is to support the growth of the real economy. Driven by technological innovation and supported by a robust governance framework and a comprehensive risk management mechanism, we will prioritize green operation and sustainable development. Together with all our colleagues, we will embrace a greener future that is more inclusive and more open.

Chairman and Chief Executive Officer of Lufax Holding

Mr. Yong Suk CHO

2023 Environmental, Social and Governance Report 4

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

2023 Performance Highlights

More Warming Finance

We provided loans to 6,841,751 SBOs, with the total loan amounts reaching RMB 315.4 billion.

Consumer finance has covered major regions across the country, providing consumer finance services to over 5.5 million customers, with nearly 92% of users in third tier cities and below

We cumulatively served more than 310,000 agricultural small and micro businesses, with the loan amounts exceeding RMB 60 billion.

More Efficient Finance

Upgrade the AI intelligent loan solution "Xingyun", reduce 50% of loan application process breakpoints, and reduce average time by 31%, greatly improving the borrowing experience and efficiency of users.

We served 7.84 million customers and actively answered their inquiries, customer complaint rate was 0.0009%, with a response rate of 100%

In total, 6,136 micro-courses and 7,535 training sessions were launched on the Zhiniao platform, involving 1.97 million learners and 195,500 learning hours.

More Reliable Finance

The "Bugle Call" campaign of combating corruption and upholding integrity was carried out, including 29 kick-off meetings, 120 policy publicity sessions, 28 notifications of typical cases, and 20 learning courses on the Zhiniao platform.

A total of 157 tweets were posted on the official Weibo and the Lu Hui Rong APP to promote consumer protection publicity and education, with 375 offline consumer publicity and education activities conducted.

The information security management system involved in our businesses are accredited by ISO 27001: 2013 information security management system certification, with 100% coverage.

More Sustainable Finance

Compared to the same period last year, electricity consumption was reduced by 35%, water consumption by 17%, paper consumption by 28% and greenhouse gas (GHG) emissions by 31%

The "Ping An Guardian Action -National Parks" program has achieved its goals of protecting 1,000 species of animals and plants, guarding 10,000 square kilometers of land, transplanting 50,000 seedlings, restoring over 604 mu of panda habitat and training over 50,000 champions in rural green development.

100% of our partners signed the Integrity Commitment, and 100% of our suppliers completed on-site assessments and annual evaluations.

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 5

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

Awards of Lufax Holding in 2023


陆金所控股有限公司
社会责任
优秀案例

Xinhuanet

The 9th Financial Corporate Social Responsibility Forum - Excellent Social Responsibility Practices



China Banking and Insurance News

Golden Promise Award


LUFAX
陆金所控股

2023 "Excellent Value List"

ESG Practice of the Year


ESG新标杆企业奖
陆金所控股

Stockstar

ESG New Benchmarking Enterprise Award


陆金所控股

Stockstar

Listed Company of the Year for Social Responsibility



Xinhua Finance

JinlanCup - Excellent ESG Responsibility Practices





National Business Daily

Golden Tripod Award - Listed Company of the Year for Social Responsibility, Annual Award for Contribution to Serving the Real Economy


CW
GM

CAILIANPRESS.COM

ESG Practice Pioneer Award



Securities Daily

2023 Best ESG Practices


陆金所控股
服务实体经济

The 10th Financial Corporate Social Responsibility Forum

Excellent Practice for "Serving the Real Economy"



China Times

Golden Cicada Award - ESG Excellent Enterprise Award

Sustainable Development Strategy

2023 Environmental, Social and Governance Report 7

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Statement of the Board of Directors

Lufax Holding attaches great importance to the sustainable development of the Company and the fulfilment of corporate social responsibility. We integrate the ESG principles into our corporate strategy and continuously optimize and improve the ESG system to achieve a harmonious and win-win outcome between the Company's development and the broader environment and society.

Oversight of ESG Issues

Lufax Holding is committed to long-term, high-quality and sustainable development in order to continuously create value for all stakeholders. The Board of Directors, as the highest decision-making body for ESG management, is fully responsible for overseeing the Company's overall ESG performance and developing ESG management policies and strategies to ensure that appropriate and effective management policies are in place. To effectively supervise and implement consumer protection and ESG related matters of the Group, Lufax Holding has established the Consumer Protection and ESG Committee at the Board level, under which the executive committee of Lufax Holding consists of the Consumer Protection Executive Committee and the Reporting and ESG Executive Committee. The Reporting and ESG Executive Committee is responsible for executing specific ESG targets, formulating management policies, evaluating ESG performance, identifying ESG issues that are significant to business operations and stakeholders, and regularly updating the Board of Directors on the status of ESG management and associated outcomes. Under the Reporting and ESG Executive Committee, each subsidiary has established its own Reporting and ESG Affairs Committee and authorizes the Reporting and ESG Executive Group, composed of representatives from various functional departments of the subsidiaries, to coordinate and implement specific ESG tasks.


Board of Directors Level
Executive Committee Level
Executive Level
Board of Directors
Consumer Protection and ESG Committee at the Board level
Consumer Protection Executive Committee
Reporting and ESG Executive Committee
Each subsidiary establishes Consumer Protection Affairs Committee
Each subsidiary establishes Reporting and ESG Affairs Committee
Authorize
Authorize
Consumer Protection Executive Group (Representatives of each working group)
Reporting and ESG Executive Group (Representatives of each functional department)
Examination Management Group
Reporting Group
Complaints Management Group
Emergency Group
Appraisal Management Group
Publicity and Education Group
Board Office
Brand Publicity Department
Human Resources Department
Finance Department
......
Other Functional Departments

ESG Governance Framework of Lufax Holding

2023Environmental, Social and Governance Report 8 Introduction to Lufax Holding Message from Chairman 2023 Performance Highlights More Warming Finance More Efficient Finance More Reliable Finance More Sustainable Finance Appendix ESG Management Approach and Strategy Based on global ESG development trends and changes in domestic and international macroeconomic conditions, stakeholder communication results and our strategic development plans, we promptly optimize and adjust our ESG management policies, strategies and internal management systems to ensure more scientific, systematic and standardized ESG management and provide a policy foundation for the Company’s sustainable development practices. In 2023, we refined our ESG policy statement system, and released six policies to the public, including the Code of Business Conduct, the Collection Policy Statement and the Statement on Employee Rights, among others. This improved communication with stakeholders and demonstrated our commitment to ESG management. To effectively identify, manage and control ESG-related risks, and to ensure that our ESG governance meets the requirements and expectations of all stakeholders, we have incorporated ESG indicators into the performance appraisal system of senior executives, directly linking ESG governance with their remunerations. Policy Statements on ESG Code of Business Conduct Code of Business Conduct for Employees Statement on Employee Collection Policy Rights Statement Policy Statement on Policy Statement on Information Security Privacy Protection Management The Board of Directors, as the highest decision-making body for ESG management, is fully responsible for formulating specific ESG strategies and objectives, regularly reviewing ESG progress towards objectives, and providing direction and suggestions for improvement. In addition, to continuously enhance the appropriateness and effectiveness of ESG management policies and strategies, the Board also participates in assessing, prioritizing and managing important ESG issues, and reviews the results of materiality assessments and the ranking of various issues, so as to clarify the focus of ESG risk management. This will enable the Company to maintain a sustained and specific focus on relevant issues in future ESG management efforts in response to the concerns of various stakeholders. Review and Approval of ESG Reports The Report provides comprehensive disclosure of Lufax Holding’s management and progress in ESG-related work. It was reviewed and approved by the Board of Directors in April, 2024.

2023 Environmental, Social and Governance Report 9

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Stakeholder Communication

Attaching great importance to close communication with stakeholders, the Company has established a regular communication mechanism to listen to the voices of all stakeholders and fully understand the key issues of their concerns. As a response, we have established a sound mechanism of mutual trust through activities such as roadshows, special research, and investor meetings, in an effort to continuously elevate our sustainability to new heights. The main stakeholders identified, issues of their concerns and communication channels are listed below:

Stakeholders	Issues of concern	Communication channels
Government and Regulatory Authorities	• Information and data security • Safety and risk management of financial products • Responsible Marketing • Compliance risk management • Code of business conduct • Corporate governance • Inclusive finance • Rural revitalization • Waste management • Energy conservation and resource utilization • Ecological conservation and restoration • Climate change response	• Information security management improvement • Daily supervision and inspection • Regular reports and communication • Compliance disclosure • Special research and on-site meetings • Forums and communication programs • Annual reports and announcements • Employment promotion • Legal and compliant business operation • Policy advisory and implementation
Shareholders and Investors	• Information and data security • Safety and risk management of financial products • Technology empowerment • Inclusive finance • Compliance risk management • Code of business conduct • Corporate governance	• Annual reports and announcements • Roadshows and investor conferences • R&D investment and product innovation • Analyst conference calls • Robust operation • Company's website • Annual general meeting of shareholders

Stakeholders	Issues of concern	Communication channels
Customers	• Information and data security • Safety and risk management of financial products • Customer services • Customer privacy protection • Responsible marketing • Inclusive finance	• Service hotline • Customer satisfaction survey • Optimization of product and service quality • Strict protection of user information • Product satisfaction survey and R&D
Suppliers and Business Partners	• Sustainable supply chains • Code of business conduct	• Supplier procurement platforms • Standardized management and optimization of supply chain
Employees	• Employee welfare and rights and interests protection • Employee development and training • Equality and diversity	• Channels for complaints • Democratic communication platforms • Employee communication platforms and diversity activities
Media and Public Welfare Organizations	• Rural revitalization • Inclusive finance	• Annual reports and announcements • Annual and interim performance press conference • Press releases and publications • Media access • Media enquiries • Publicity in communities

2023 Environmental, Social and Governance Report 10

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Material Issues Analysis

During the Reporting Period, we paid close attention to the market, industrial and regulatory disclosure requirements, and identified 19 material issues based on the characteristics of our business, our strategic positioning and the best practices among peers, as well as the feedback and suggestions from various stakeholders. We prioritized ESG issues for this year based on their importance to Lufax Holding and our stakeholders using a scientific evaluation method, and formed a materiality matrix. According to the results of the analysis, we determined the disclosure highlights of the Report and the Company's future strategic ESG goals.

This year, the materiality assessment was conducted as follows:


ESG Reporting Guide
Market focuses
Industry characteristics
Issues in the industry
ESG issues screening
Materiality assessment
Stakeholder communication
Matrix for Material ESG Issues


High
Low
High
Importance to Lufax Holding's sustainable development
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
Very important
Important
Less important

No.	Very important Issues
1	Information and data security
2	Safety and risk management of financial products
3	Customer services
4	Customer privacy protection
5	Inclusive finance
6	Responsible marketing
7	Code of business conduct
8	Compliance risk management
9	Technology empowerment
10	Employee welfare and rights and interests protection

No.	Important Issues
11	Employee development and training
12	Equality and diversity
13	Rural revitalization
14	Corporate governance
15	Ecological conservation and restoration
16	Climate change response
17	Sustainable supply chain

No.	Less important Issues
18	Energy conservation and resource utilization
19	Waste management

1 NO POVERTY
2 ZERO HUNGER
4 QUALITY EDUCATION
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES

01

More Warming Finance

Adhering to the principle of "finance for people", Lufax Holding encourages close integration of finance and social responsibility and always takes serving the real economy and advancing rural revitalization as its mission. We fully exploit our advantages in products and technology to channel our financial resources towards promoting social justice, improving people's well-being and delivering warmer finance services to more people, thus satisfying their aspirations for a better life.

Performance Highlights

We provided loans to 6,841,751 SBOs, with the total loan amounts reaching RMB 315.4 billion

Consumer finance has covered major regions across the country, providing consumer finance services to over 5.5 million customers, with nearly 92% of users in third tier cities and below

As of 31 December 2023, Lufax Holding had cumulatively served more than 310 thousand agricultural small and micro businesses, with the loan amount exceeding RMB 60 billion

2023 Environmental, Social and Governance Report 12

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Deeply Engaging in Inclusive Finance

Developing inclusive finance is an important way to address the contradiction between people's growing demand for financial services and the uneven supply. As a strong supporter of the national strategy to promote the high-quality development of inclusive finance, Lufax Holding continuously optimizes products and services in key areas of inclusive finance, and develops products and services tailored to the characteristics and development needs of small and micro businesses, individual business households, new citizens, and other groups. In addition, the Company actively uses technologies such as the Internet, big data, AI and blockchain to optimize inclusive finance service models and improve credit approval and risk management models. In this way, the Company makes financial services more accessible to small and micro businesses, individual business households, agricultural entities and other groups, and improves the quality of financial services.

As of December 31, 2023

Lufax Holding has served approximately **20.94** million customers, with a total of RMB **208** billion in new loans for the year

Product System

To improve and diversify product and service portfolios, Lufax Holding continuously intensified its efforts in product innovation and took greater account of inclusive concepts in product design, testing, and operation monitoring in 2023.

Product Design

At the product design stage, we fully consider the characteristics of various customer groups and offer diversified products and services with different repayment periods and methods to better meet customer needs and effectively lower the comprehensive financing costs for customers.

Product Testing

Upon completion of product development, we conduct independent acceptance testing and simulate a variety of scenarios that may occur in process design, functionality and timeliness dimensions to ensure that our products can live up to customers' expectations and deliver the best customer experience when they go live.

Operation Monitoring

After launching the products, we regularly monitor and evaluate their operation performance through data analysis and other methods, so as to identify problems and make corrections in time. We keep abreast of customer needs and business operations, gain quick insights into market changes and risk warnings, and enhance operational and decision-making efficiency.

CREDIT PRODUCT MATRIX

Loans Type	Unsecured loans	Secured loans	Consumer finance loans
Main customer base	Individuals and small and micro businesses	Small and micro businesses	Individuals
Loan balance	RMB 207.9 billion	RMB 70.4 billion	RMB 37.1 billion
Major offerings	"WeiYingDai" "LeXiaoDai"	"Zhai e-Loan" "Car e-Loan"	"Ping An XiaoChengHua" "Ping An XiaoChengGuo"

LUFAX 陆金所控股

2023 Environmental, Social and Governance Report 13

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Micro Finance

Focusing on the needs of small and micro business scenarios, Lufax Holding continuously increases its risk-taking ratio by fully leveraging its financial resource advantages and contributes to the establishment of a long-term financing support mechanism in which banks and guarantee companies are encouraged to make joint efforts to boost their "confidence, willingness, capability, and expertise" in lending to micro and small businesses. This mechanism facilitates financial flows to inclusive small and micro businesses and individuals. To ensure targeted and accurate inclusive finance, Lufax Holding relies on an O2O service model that combines online business processes with offline advisory services to bridge the "last mile" challenge of inclusive finance and enable a more efficient solution to financing difficulties and high costs. This strongly supports the sustainable development of small and micro businesses.

“AI (artificial intelligence) + O2O (online and offline)” model

Online

Create online application, assessment and disbursement tools, to help small and micro-business owners obtain low-cost finance, effectively overcoming their challenges of obtaining accessible, affordable and timely financing.

Offline

Our offline team explores the needs of SBOs, uses professional skills to help them understand financial information, provides face-to-face funding advice and addresses issues, such as information asymmetry and limited digital literacy among SBOs.

AI Empowerment

“AI (artificial intelligence) +O2O (online and offline)” model

Lufax Holding has developed and optimized a variety of product solutions, financing processes and empowerment-based tools to reduce the financing costs for SBOs, thereby enhancing their business capacity. We provide SBOs with "time-saving, worry-free and money-saving" financial services, allowing more financial resources to be channelled into SBOs for their growth and development.

As of 31 December 2023

Lufax Holding had provided loans to **6,841,751** small and micro business owners, with the total loan amount reaching RMB **315.4** billion.

"Human + Business" Risk Assessment System

By integrating cutting-edge big data analytics and AI technology, Lufax Holding models the personal credit and various business data of SBOs. This enables risk management strategies to be tailored to SBOs in different regions. In addition, the Company creates a 360° credit profile for small and micro businesses based on the comprehensive quantitative assessment of more than 7,000 predictive variables and 1,063 key variables across dimensions such as the business owner's personal profile, business debt capacity, liquidity risk, profitability and scale. The use of multi-dimensional data helps us better profile SBOs, addressing the financing challenges posed by the asset-light operation mode and the lack of collateral. It also enables rapid digital financing process, including approval and risk management, effectively meeting the "small, frequent and urgent" financing needs of small and micro businesses.

LUFAX 陆金所控股
2023 Environmental, Social and Governance Report 14

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Product Solution Optimization – "WeiYingDai"

In response to the changing trends in the financing needs of small and micro business owners, such as larger capital demand, shorter turnover period and higher capital utilisation rate, Lufax Holding fully utilizes its own advantages and continuously explores better solutions to support the development of SBOs. To this end, we have further refined the product "WeiYingDai". By applying cutting-edge technology, we accurately identify SBOs, and adopt an online loan model featuring "no collateral and no guarantee" based on the multi-dimensional data from individuals and businesses to provide them with timely working capital support.

The "WeiYingDai" has an unsecured financing limit of up to RMB 2 million, and qualified SBOs may apply for a lower combined interest rate. Meanwhile, the innovative "WeiYingDai Best Billing Solution" has been rolled out in six provinces, including Jiangsu, Guangdong, Jiangxi, etc., to provide recyclable, high-credit limit, low-cost unsecured products with flexible borrowing and repayment options to top-tier small and micro customers with stable billing trends. In 2023, WeiYingDai served a total of 104 thousand individuals, with cumulative loan disbursements of RMB 44.2 billion.

Specialty Store Branding Solution - "Car e-Loan"

In order to better serve the financing needs of car owners and further refine our specialty store branding solutions, we not only increase interest rate discounts, but also continuously optimize the process experience. The "Car Mortgage 1+1" program introduced provides faster loan disbursement and allows customers to receive loans prior to collateral registration, thereby meeting their urgent financial needs. This provides a quality customer experience that is "time-saving, worry-free and money-saving". The program has a competitive edge in the market in terms of loan limits, pricing, and speed. In 2023, "Car e-Loan "served a total of 24 thousand customers, with cumulative loan disbursements of RMB 14.6 billion.

Consumer Finance

Focusing on the personalized and diversified consumption needs of various consumer groups, Lufax Holding actively engages in the consumer finance business. While delivering marketable financial products and services through increased product and service innovation, the Company uses technology to connect these products and services more closely to a wider range of consumer scenarios. The Company optimizes the channels of consumer financial services by linking resources, funds and channels more effectively, thereby facilitating the establishment of a long-term mechanism that promotes the release of consumption potential and demand growth. This makes inclusive financial services more targeted and accessible as an active driver of the recovery and expansion of consumer demand.

By establishing online service models and collaborating with network platforms, Lufax Holding fully leverages big data and AI technologies to achieve networked business processes, automated approval and online lending services. In doing so, the Company continuously meets the diversified consumption needs of customers in different scenarios and breaks through the spatial and temporal limitations of traditional physical financial service outlets. This enables efficient and convenient access to financial services for long-tail customers in third-tier cities and below, further improving the accessibility of financial services.

In addition to technological innovation and breakthroughs, Lufax Holding is committed to building convenient online service carriers to support customers' needs to inquire and transact anytime, anywhere. We have now launched various online service channels, including the Ping An Consumer Finance APP, official WeChat accounts, Alipay and WeChat applets, etc. The flexible service models, comprehensive service content and cross-platform customer experience enable us to provide diversified services to over 8.5 million registered users. Responding to the national strategy, Lufax Holding also focuses on new citizens, and continues to strengthen its support for their consumption by analyzing their needs and formulating favorable strategies in this regard.

As of December 31, 2023

Lufax Holding Consumer Finance has covered major regions of the country, providing consumer finance services to more than **5.5** million customers, of which users in third tier cities and below account for nearly **92%**, and nearly **50%** of customers are new citizens in first tier and second tier cities with nonlocal registered residence, continuously helping to improve the coverage of financial services.

2023 Environmental, Social and Governance Report 15

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Fulfilling Social Responsibilities

Lufax Holding always keeps in mind the original intention and promotes the spirit of public welfare. Leveraging our professional and background advantages, we have developed the "Finance Plus" public welfare mode with Lufax Holding distinctive characteristics. Committed to the cause of rural revitalization, we actively respond to social needs and contribute our part to this initiative.

"Finance Plus" Mode

Lufax Holding actively responds to the national strategy for rural revitalisation and continuously enhances cooperation with multiple parties. Leveraging our professional advantages, we have pioneered the "Finance Plus" multi-dimensional approach to rural revitalization, which organically integrates finance and charity. We have launched a series of inclusive finance programs, namely "Finance Plus Women", "Finance Plus Industry", "Finance Plus Culture" and "Finance Plus Double Carbon", based on the core demands of various groups. These programs focus on various key areas, including rural women's development, industry synergetic development mode, traditional culture inheritance, business empowerment and green rural development, respectively. Aiming at breaking the inherent boundaries of rural projects and delving into rural culture, industrial cooperation and inheritance of intangible cultural heritage, these programs have contributed to the long-term integrated development of rural female entrepreneurs, cooperative leaders, small and micro business groups, and rural industries. As of 31 December 2023, Lufax Holding had cumulatively served more than 310 thousand agricultural small and micro businesses, with the loan amount exceeding RMB 60 billion. In addition, the Company had assisted nearly 300 rural cooperative leaders and agripreneurs in obtaining assistance funds of over RMB 150 million. The programs cover various industries including planting, animal husbandry, forestry, and fishery, benefiting 14 provinces and 40 counties and supporting more than 800 households that had registered for development, and contributing to the development of 13,000 people in surrounding rural areas.


Finance Plus Women
Finance Plus Culture
"Finance Plus" Mode
Finance Plus Industry
Finance Plus Double Carbon

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 16

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

"Finance Plus Women"

Taking full advantage of the financial platform, Lufax Holding actively integrates social forces to broaden the employment channels for rural women and provide financial support for their employment and entrepreneurship. In joint hands with China Women's Development Foundation, Lufax Holding launched the 2023 "Preferential Agricultural Funds" program for the 7th consecutive year. This year, a total of RMB 9 million was issued for the "Mothers' Entrepreneurship Revolving Fund" in Heilongjiang, Jilin, Gansu, Ningxia, and Jiangxi. Through 11 support projects, we helped 424 local women and leading female entrepreneurs to develop planting and breeding industries. These projects include agricultural product planting, family farming and the integration of agricultural production, processing and market services. Moreover, we also provide upskilling training, customer attraction and other support for women entrepreneurship through the "Preferential Agricultural Funds" program, providing all-round assistance in local entrepreneurship and employment of rural women.



Raise Her Business Plan - Mulan Pavilion Unveiling Ceremony and Creative Market Event

In March 2023, through the "Preferential Agricultural Funds" Program, Raise Her Business Plan - Mulan Pavilion Unveiling Ceremony and Creative Market Event was held at the Shanghai World Expo Park. Around 30 participants were invited to the event, including National March 8th Red-Banner Pacesetters, representatives of beneficiaries of the Mothers' Entrepreneurship Revolving Fund and outstanding female entrepreneurs.

The Raise Her Business Plan - Mulan Pavilion aims to support women in underdeveloped areas, by providing guarantee and assistance to rural women in entrepreneurship and employment. This plan includes activities such as public welfare experiences, creative markets and business cooperation to connect urban and rural areas. A new pro-consumption model of boosting sales of featured agricultural products online and offline was rolled out to help disadvantaged women increase income and prosperity, as part of our efforts to bridge the urban-rural divide, and contribute to rural revitalization.



Raise Her Business Plan - Mulan Pavilion Unveiling Ceremony and Creative Market Event

2023 Environmental, Social and Governance Report 17

陆金所控股 LUFAX

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

"Finance Plus Industry"

Lufax Holding is committed to promoting common prosperity by empowering "new farmers" before production, funding during production and providing marketing assistance after production. The Company continuously promotes the development of rural featured industry, consolidates the foundation of rural development and helps farmers achieve prosperity.

Empowering New Farmers before Production - Tsinghua Rural revitalization Action Forum & Leader Plan Elite Workshop

In 2023, Lufax Holding encouraged participation in the Tsinghua Rural Revitalization Action Forum & Leader Plan Elite Workshop, sharing innovative practices and industrial experiences from the "Ping An Guardian Action - National Parks" program with new farmer participants. Aiming to stimulate regional economic growth through green innovation, this program aims to drive the development of distinctive ecological agriculture in communities surrounding the national parks, by capitalizing on their unique geographical advantages.


清华乡村振兴行动者论坛
暨领头雁计划精英工作坊
主办单位：清华大学社会科学学院
协办单位：北京群学城乡社区发展研究院
支持单位：
陆金所控股
Deloitte
2023年4月13日

Tsinghua Rural Revitalization Action Forum & Leader Plan Elite Workshop

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 18

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

Funding during Production - Promoting Eco-Tourism in Hunchun

Lufax Holding supported the Ecotourism Capacity Improvement Workshop of the "Ping An Guardian Action - National Parks" program. This initiative aims to improve the planning skills of national park staff to meet the development needs of local ecotourism and ecological education, thereby contributing to the growth of the local tourism industry. Based on field research in nearly ten villages and various physico-geographic zones within and around Hunchun National Park, we developed an ecotourism route map and specific implementation proposals, providing structured support for the industrial development of the communities surrounding Hunchun National Park. As a result, we significantly advanced the quality construction of the national park and contributed to the coordinated development and income improvement of neighboring rural communities.





"Ecotourism Capacity Improvement Workshop of the "Ping An Guardian Action - National Parks" Program

Marketing Assistance after Production- Boosting Sales of Agricultural Products

Regarding post-production marketing assistance, Lufax Holding has initiated the "Benefit and Salary" series of targeted poverty alleviation activities in response to the call of Ping An Group. In these activities, we distribute agricultural products as small gifts to employees on pay-day, which boosts sales of agricultural products while improving the welfare of employees. In addition, in December 2023, our trade union organized the event "Companionship of Lufax Holding's Companionship - 2023 Pro-Consumption Campaign". In cooperation with the trade unions of various subsidiary organisations, we conducted activities such as tasting rural products, fun knowledge quiz and story campaign. Through these efforts, nearly RMB 20 million worth of agricultural products from remote rural areas were successfully sold.



Companionship of Lufax Holding - 2023 Pro-Consumption Campaign



"Benefit and Salary" - Distributing Agricultural Products to Employees

2023 Environmental, Social and Governance Report 19

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

"Finance Plus Culture"

Lufax Holding is committed to promoting educational public welfare and improving the educational environment and quality in rural areas by addressing the shortage of education resources through volunteer teaching and donation activities. In doing so, the Company aims to contribute to the prosperity and revitalization of rural culture.



Rural Volunteer Teaching

Lufax Holding has carried out rural volunteer teaching activities for eight consecutive years and taken measures to improve the quality of rural education, such as conducting onsite visits, distributing scholarship funds, providing basic and AI technology-related courses, and donating school supplies and materials.

In 2023, in response to the call of Ping An Group's "Walking with Hope" volunteer teaching program, Ping An Puhui , a subsidiary of Lufax Holding, embarked on a one-month teaching mission at Ping An Hope Primary School in Huangmei County, Huanggang City, Hubei Province. The aim of the event was to provide various cultural courses and to enrich their educational resources by donating sports equipment such as basketballs, footballs and gym mats.



Volunteer Teaching at Ping An Hope Primary School in Huangmei County, Huanggang City


尊 师 守 纪
勤 学 善 思

"ONEPINGAN Education Support Campaign in Henan"

In the same year, the trade union of Puhui Henan Branch of Lufax Holding launched the "ONEPINGAN Education Support Campaign in Henan" to make donations to Madao Primary School in Zhaogang Town, Fengqiu County, Henan Province. In this campaign, we gave hand-painting lessons at Madao Primary School, provided scholarships for six underprivileged children, and donated a direct drink machine to support the local education industry.

2023 Environmental, Social and Governance Report 20

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

"Finance Plus Double Carbon"

Always concerned about environmental protection, Lufax Holding focuses on promoting the development of ecological civilization. We have partnered with the RiverWatcher Foundation to organize our employees to volunteer for "Beautiful Initiative" green public welfare activities across the country. As an advocate of the concept of green sustainable development, we encourage our employees to become actively involved.



"Beauty Initiative" - Beach Cleanup

Since the launch of "Beauty Initiative" in May 2021, we have encouraged employees to volunteer for beach cleanup activities together with organizations such as communities and public welfare institutions, contributing to building a clean community by disposing of litter. As of 31 December 2023,"Beauty Initiative" themed activities had been carried out across over 110 cities in 27 provinces in China.





Lake Cleanups by Lufax Volunteers

LUFAX 陆金所控股

2023 Environmental, Social and Governance Report 21

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

Participation and Investment in Public Welfare

Relying on Ping An Group's "San Cun Hui" public welfare platform and focusing on key areas of concern such as industrial assistance, emergency response, education donations and healthcare, Lufax Holding has spontaneously organized a public welfare team under Lufax Branch of Ping An Volunteer Association to actively participate in various social practices and volunteer activities. These actions targeted disadvantaged groups in society and addressed people's livelihood needs.

As of 31 December 2023

Lufax Volunteers Association had cumulatively launched over **901** public welfare activities in urban communities and villages across the country

In addition, the number of our employees registered on the "San Cun Hui" platform has reached **27,067**, with a cumulative volunteer service of **5,708.64** hours.


Lufax Holding's Donations in 2023 (RMB'000)
154.24
80.00
103.25
117.83
Industrial assistance
Emergency response
Education donations
Healthcare

3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
12 RESPONSIBLE CONSUMPTION AND PRODUCTION

02

More Efficient Finance

Relying on leading financial layout, Lufax Holding keeps improving financial service efficiency, optimizing customer service processes, and reducing financing costs for small and micro businesses through technological innovation. We also strive to build an excellent talent team and continuously improve our training and promotion system. With these ongoing efforts, we aim to ensure quality service and establish ourselves as an efficient fintech brand.

Performance Highlights

Upgrade the AI intelligent loan solution "Xingyun", reduce 50% of loan application process breakpoints, and reduce average time by 31%, greatly improving the borrowing experience and efficiency of users

During the Reporting Period, we served 7.84 million customers and actively answered their inquiries, customer complaint rate was 0.0009%, with a response rate of 100%

We also received external recognition for our efforts in employment, and were awarded as "China Preferred Employer of the Year 2023" by Zhaopin

This year, a total of 6,136 micro-courses and 7,535 training sessions were launched on the Zhiniao platform, involving 1.97 million learners and 195,500 learning hours

2023 Environmental, Social and Governance Report 23

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Promoting Technology Empowerment

Leveraging its leading technology layout and years of accumulated operating experiences, Lufax Holding makes flexible use of various financial technologies, such as big data, artificial intelligence (AI), blockchain and cloud computing, to empower businesses and continuously enhance the competitiveness of products. Meanwhile, we are committed to applying digital technologies in practices and replacing repetitive work with digital tools to improve operational efficiency.

Intelligent Financial Services

Lufax Holding comprehensively uses financial technologies to launch solutions, such as "Xingyun" and "Smart Customer Service 2.0", to provide customized, modular, intelligent and warm financial services for different customer groups.



"Xingyun"

"Xingyun", an AI-powered smart loan solution, has reformed the business process of small and micro loans by offering zero text input and face-to-face service with anthropomorphic AI virtual images. It has solved pain points such as redundant application input, long-time waiting, and excessive questioning to minimize user waiting time. During the Reporting Period, we optimized "Xingyun" from four major dimensions, including combining processes, simplifying operations, accelerating system speed and standardizing UI. As a result, the number of breakpoints in the loan application process was reduced by 50%, and the average application time was reduced by 31%, enabling customers to enjoy a streamlined borrowing experience. As of 31 December 2023, Xingyun had served a total of 796 thousand customers, with loans of approximately RMB 218.1 billion.

Smart Customer Services 2.0

To meet the demand for a better service experience from SBOs, we have launched the Smart Customer Service 2.0 with major innovations as follows:

- Redesigned service interface: The AI virtual human provides whole-process assistance by guiding customers to read information, reducing the frequency of text interaction during the customer service.
- Upgraded service functions: AI technology is used to predict customer service needs and pinpoint their problems. Additional functions such as intelligent inquiry and intelligent repayment are introduced to simplify manual operations for customers, offering a more convenient and time-saving service experience.
- Diversified service approaches: Taking into account multi-dimensional user profiles and customer labels, we provide customers with personalized welcome messages, hot topics, function lists, shortcuts and other differentiated and fine-tuned services, to create a tailored service experience.

2023 Environmental, Social and Governance Report 24

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Digital Operation

Digitization is the opportunity of the times. We continue to innovate for digital breakthroughs and apply such achievements into business practice. To this end, we have launched digital applications such as "Qualified Investor Certification Robot","Ticket Platform Audit Robot" and "Product Operation Robot", in an effort to reduce operational cost and enhance efficiency. Meanwhile, we actively explore the application of large models[2] in business operations, so as to enable rapid analysis of massive data and automated processing of complex tasks.

Qualified Investor Certification Robot

Supported by the image recognition technology, the Qualified Investor Certification Robot is able to intelligently recognize various supporting documents, including income certificates, deposit certificates, financial asset certificates, bank statements and APP screenshots of wealth management, to intelligently audit and certify investors' materials. During the Reporting Period, the robot replaced about 50% of the manual audit work, and the audit time per ticket was controlled in 2 minutes.

Ticket Platform Audit Robot

Based on optical character recognition (OCR) technology and robot process automation (RPA) technology, the robot can automatically process the ticket audit at client side and support multiple business scenarios, such as account-cancellation application, card unbinding, reset of login password, change of phone number and ID card verification. During the Reporting Period, the robot replaced about 90% of the manual initial audit work, and the audit time per ticket was controlled in 1 minute.

Product Operation Robot

1) On-Shelf Product Robot: Based on self-developed text element extraction model, the robot can extract information from various formats of product documents, and has replaced about 80% of the manual extraction work. It has now been gradually introduced to all production lines.

2) Inspection Robot: Based on OCR full-text recognition and graphic recognition technology, the robot enables 7*24 auto inspections of APPs and has covered over 300 routes of Lufax Holding. The robot allows us to identify and solve APP interface exceptions on time, to reduce customer inquiries and complaints arising hereof.

Application of Large Models

To better support financial business scenarios involving large amounts of data, we phase in large models with powerful functions of language understanding and content generation in our business processes. In doing so, we speed up the processing of huge amounts of data, text and video, and improve business operation efficiency.

1) Information extraction: We analyze post-credit litigation documents in a structured manner through large model commands and prompts. The model can accurately identify important information of litigation cases, provide advance warning of litigation risks, and shorten the average time of inputting litigation documents from 1 month to 5 days.

2) Label identification: Based on the logical reasoning capability of large models, we train the customer label identification model with customers' public data. Its accuracy rate is 10% higher than that of the natural language processing (NLP) model. Moreover, this model can increase the customer research and judgement information, and send timely alerts for high-risk customer cases.

2. Large models refer to machine learning models with enormous parameters and sophisticated structures. Typically, such models consist of billions or even tens of billions of parameters. They are able to understand the statistical rules and semantic information of the language by learning massive textual data without supervision. Therefore, they possess such powerful language understanding and content generating capabilities.

LUFAX 陆金所控股

2023 Environmental, Social and Governance Report 25

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

Optimizing Customer Services

Being customer-centric, Lufax Holding actively constructs diversified communication channels to collect customers' opinions. We continuously optimize our products and services as well as the complaint handling process according to customer feedback. We consider improving customer satisfaction as a key driver for business development and are committed to providing customers with the best service and experience. During the Reporting Period, we received a total of 563 customer complaints, with a year-on-year decrease of 20%; customer complaint rate was 0.0009%, with a response rate of 100%.

To quickly respond to customers, Lufax Holding provides customers with online value-added services in life and work through "Ping An Puhui Customer Service Center". Moreover, we regularly notify customers of repayment successes, deduction reminders and other service messages through our official account to maintain good repayment records for customers, thus increasing the emotional connection between the Company and customers, and creating a positive brand image.

In 2023, guided by Ping An's new value culture, Lufax Holding fully incorporated the "time-saving, worry-free and money-saving" culture into customer experience enhancement. Focusing on customer lifecycle service processes, we explored the core pain points of our customers, and implemented a series of optimization initiatives for the repayment and settlement processes. By doing so, the number of repayment consultations dropped by 20%, demonstrating our commitment to time-saving, worry-free and money-saving services. During the Reporting Period, we served 7.84 million customers and actively answered their inquiries.

"Worry-free" message reminder

When the repayment date is approaching, we will send reminders through Enterprise WeChat, WeChat official account, SMS and other channels, to remind the repayment date for batch deduction and provide repayment entrance. If the deduction fails, the system will send the reasons and solutions to the customers in time, and provide one-click repayment entrance. Every month, about 128 thousand customers complete the repayment through the repayment entrance in the service message, providing more worry-free repayment arrangement for customers.

"Time-saving" simplified operations

With three months of iteration efforts, we have optimized the APP functions by adding repayment and settlement entrances and the Continue Repayment button on the APP homepage. We also push intelligently recommended repayment methods through the system to make it easy for customers to quickly find the repayment entrance. In addition, we have reduced the customer operation steps from 17 to 7 to simplify the repayment process and save operation time.

"Money-saving" extended settlement time

As the funding agencies close the repayment entrance at 14:30 every day, customers may miss the repayment deadline and make extra repayments on the following day. In response to the problem, we proactively communicated with various departments and cooperating funding agencies to extend the settlement closing time of 36 funding agencies to 20:00, helping 21 thousand customers to complete the settlement on time, and providing customers with a more money-saving service.

2023 Environmental, Social and Governance Report 26

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

In response to customer complaints, the Company has formulated the Measures for Management of Consumer Complaints according to relevant laws and regulations. The Measures refine the hierarchical management and follow-up mechanisms for complaints, and emergency management requirements for major complaints, as well as the specifications for complaint acceptance, handling, closure and data collection. Also, it further enriches the territorial management principle, informing process, avoidance mechanism and dispute resolution mechanism related to consumer complaint handling, to fully protect the legitimate rights and interests of consumers. Moreover, we offer 11 complaint acceptance channels such as customer hotline, APP, Enterprise WeChat and WeChat official account, some of which are available around the clock, to promptly handle customer complaints. To enhance the customer service experience, we have set up an independent customer complaint review team. The team should contact the complainant within 4 working hours once the complaint is received, and close the case within 5 working days. In terms of complaint handling, Lufax Holding strictly follows relevant regulatory requirements and timely informs the complainant of the verification result and the handling plan within a specified time. For any objections, we will invite the complainant to a third-party mediation agency for resolution. In addition, we initiate the AI-based follow-up process for the closed complaint cases and assign dedicated personnel to check the whole handling process, to ensure the service quality.

To quickly respond to customer service requests and optimize service experience, in 2023, the Company comprehensively promoted the digital transformation of customer service. We upgraded the "ATO customer service network" to create a high-quality, efficient, and well-experienced digital operation system. First, we introduced the "Smart Customer Service" and embedded it into the APP, WeChat official account, Enterprise WeChat and customer hotline IVR. This enables us to accurately predict customers' needs and detect customers' emotional changes in real time, so as to provide customers with "personalized answers and guidance". The service accuracy rate has reached 87%. Second, we reconstructed the service structure of remote and ground customer service personnel. By optimizing resource allocation, we assign more simple cases to the remote team for centralized and standardized handling, while leaving difficult and complex cases to the ground team, so that we can provide customers with territorial and butler-like services to ensure accurate delivery. To understand customer needs and service satisfaction, the Company conducted monthly customer satisfaction surveys through online questionnaires in 2023. We extensively collected customers' opinions through channels such as SMS and WeChat official account, with the monthly survey covering approximately 200 thousand customers.

1 Case Response

The customer service should contact the customers within 4 working hours once the complaint is received to complete the preliminary verification and provide appropriate appeasement.

2 Fact Finding

The customer service initiates the case investigation after recording the complaint details, and determines the responsibility attribution through business recording verification and personal interview.

3 Plan Development

According to the fact-finding results, the customer service issues a handling plan, and difficult cases should be discussed with the team leader or customer service manager.

4 Negotiation & Communication

The customer service negotiates with the complainant and engages the third-party mediation in due course if necessary.

5 Informing

After the negotiation is completed, the customer service formally informs the complainant of the case investigation result and handling plan within 5 days. If the case is complex, the time limit for informing shall not be later than 15 days.

6 Closure & Follow-up

Once the complaint is generally handled, the system will automatically initiate SMS and AI calls for follow-ups, to collect customer feedback on the complaint handling.

Lufax Holding's Complaint Handling Procedure

2023 Environmental, Social and Governance Report 27

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Presentation Compliance Training for LuYiHua and XiaoChengGuo

In June 2023, LuYiHua and XiaoChengGuo conducted 2 compliance training sessions for telemarketing agent team. The Company explained the newly formulated quality control specifications and complaint handling standards in the training, and reiterated the prohibition of misleading fees and repayment methods, and confusing information, to ensure the compliance of telemarketing agent team's product marketing representations. To ensure the effectiveness of the training, relevant content were included in the compliance assessment of the month, and all the participating employees successfully passed.



Compliance Training for LuYiHua and XiaoChengGuo

Complaint Case Training

In 2023, the Company's telemarketing center conducted special training on complaints for customer service agents with lower service quality and a high number of complaints. The training covered the main complaint scenarios in telemarketing, words that easily trigger customer complaints, word logic in response to customers' problems, and specific case analysis. The training yielded significant results, with continuous improvement in the new customer complaints and a significant decrease in the percentage of new customer complaints.



Complaint Case Training for High-Risk Agents

2023 Environmental, Social and Governance Report 28

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Building a Quality Team

Employees are always the most valuable resource of Lufax Holding. We are committed to building a professional and talented team. We continue to optimize the performance evaluation, promotion mechanism and training system, and encourage employees to keep learning to achieve personal growth and self-worth. As a responsible employer, we provide comprehensive employee benefits and carry out diversified cultural and sports activities, to help them stay physically and mentally healthy and enrich their lives. Moreover, we take practical actions to create a harmonious workplace and a broad career development platform for employees.


As of 31 December 2023
Lufax Holding had 36,215 full-time employees, of which 1,328 were minorities.

Recruitment and Diversity

At Lufax Holding, we follow the "merit-based selection process that matches the right talent to the right roles and post openings internally first", strictly abide by the requirements of the Labor Law of the People's Republic of China, the Labor Contract Law of the People's Republic of China and other laws and regulations, and formulate standard recruitment procedures. We have formulated a formal talent development strategy. Based on the Company's development needs and talent structure planning, we launch both internal and external recruiting processes to actively expand the talent pool and continuously improve the talent structure. To develop excellent talents with practical and technical skills, we diversify our recruitment channels, including the official website, headhunters, staff referrals, etc.

We have clarified competency-based job requirements and follow standard procedures with the HR-X digital system adopted as appropriate to proceed with the recruitment and hiring process including interviews, examinations and assessments. Moreover, our candidates will be assessed from many aspects, such as their personal character, quality, experience, potential and values. In addition, we strictly check the background of applicants, so that recruiting involuntary workers or minors can be avoided, and we also have zero tolerance for any form of child labor or forced labor, once found will be dealt with seriously in accordance with the rules. During the Reporting Period, we did not violate any child or forced labor regulations. We received external recognition for our efforts in employment, and were awarded as "China Preferred Employer of the Year 2023" by Zhaopin.


2023
BEST
China Preferred Employer Of The Year 2023
2023中国年度优选雇主
陆金所控股
有限公司
"China Preferred Employer of the Year 2023" by Zhaopin

Lufax Holding adheres to the principle of equal and fair recruitment, practices uniform standards in the recruitment process, and eliminate all forms of prejudice and discrimination. We value diversity and treated all candidates equally regardless of age, ethnicity, religious beliefs, geography, family status or gender. We require all subsidiaries to comply with all internal recruitment policies and require all recruiters to be assessed for compliance. Moreover, we strictly prohibit discriminatory job advertisements. Every month, each subsidiary should conduct a self-review of its recruitment advertisements, and random checks will be carried out by headquarters regularly. Once a job posting is found to violate the regulations, penalties will be imposed in accordance with the assessment and management requirements.

In addition, Lufax Holding actively undertakes corporate social responsibility. We provide job opportunities for persons with disabilities and veterans to assist them in integrating into society and improving their life quality. We open positions via our nationwide organizations for people with disabilities to help them find employment. In addition, our subsidiaries cooperate with local veterans service centers and conduct targeted recruitment each year to help veterans with their career development.

2023 Environmental, Social and Governance Report 29

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Employee Development and Care

Lufax Holding strives to establish a sound performance and training system that provides employees with diversified learning resources and extensive growth opportunities, which can help employees grow personally while reserving talent resources for our steady development. We also attach great importance to employee welfare and care initiatives. In addition to providing competitive salaries, we offer a variety of benefits and activities to protect the physical and mental health of employees. In this way, we create a safe, healthy, and happy work environment for employees to maximize their potential and achieve mutual growth for both the individual and the Company.

Performance and Promotion

Based on the principle of "strategy-driven, result-oriented and internal competition", we conduct multi-dimensional performance appraisals twice a year to ensure the rationality and fairness of performance and promotion. We have formulated a clear performance appraisal plan:

- The employees of the Company submit their annual work plans in the HR-X system at the beginning of each year, including annual qualitative and quantitative goals and critical project plans, which are reviewed and confirmed by their direct supervisors in the system.
- New employees are required to complete the annual work plan within two months after onboarding. After confirming the annual work plan, employees need to submit a monthly summary of the previous month at the beginning of each month, and the evaluators will assess and score the completion of the plan.
- The Company conducts comprehensive performance evaluations in the middle and at the end of the year, and evaluates the employees' annual performance through talks, interviews, and 360 evaluations. The evaluators then upload the evaluation results to the HR-X performance management system. The Human Resources Department will rank employees at all levels according to the performance evaluation results, and therefore confirm the promotion list.

Talent Cultivation

Talent cultivation and team building are at our core. We strive to establish a sound full-cycle talent cultivation system. We continue to enrich talent cultivation programs to cover the development needs of employees at all levels. In this way, we stimulate the potential of our employees and build a systematic and efficient talent team, thereby laying a solid foundation for our long-term and high-quality development.

The Talent Pool Program

Talent Pool A	Talent Pool B	Talent Pool C
Combining scientific and comprehensive identification mechanism with systematic targeted training, Talent Pool A is designed for outstanding senior management.	Designed for outstanding intermediate directors at headquarters and directors at institutions and urban visitor centers, Talent Pool B aims to identify and cultivate backbone talents for future deputy heads.	Designed for front departmental managers and back office managers, to explore, select, train and appoint potential talents.

2023 Environmental, Social and Governance Report 30

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

LU Explorer Training for Backbone Employees

In 2023, to further enhance the comprehensive capabilities of backbone managers and employees at the headquarters of Lufax Holding, we continued to carry out backbone training for Talent Pool B and C at the headquarters. A total of 16 offline learning sessions were conducted throughout the year. The training includes course learning and quarterly development to gather backbone strength, promoting organizational activation from the grassroots level, and helping them fit into the team and achieve performance output.

We provide diversified training programs for employees at different levels to comprehensively enhance their professional skills and overall quality, continuously providing strong talent support for the Company.

Senior Management Training Program

In 2023, to further enhance the innovative thinking capabilities and broaden the overall horizon of Talent Pool A, Lufax Holding planned and carried out a series of training programs for them. We cooperated with universities and invited teachers from Tsinghua University, Fudan University and other colleges and universities to give lectures. 7 special lectures were held, focusing on the national policies, macroeconomic situation, domestic and international political and economic situation and the frontiers of science and technology. While deepening the Company's core business, the program also aimed to enhance the talent's political sensitivity and help them to explore new management mechanisms and innovative methods.

Technological Talent Training Programs

To refresh the professional expertise, technical level and innovation horizon of our technological staff, and further improve the technological atmosphere in Lufax Holding, our Technology Center conducted a series of training programs in 2023, including inviting external experts and gurus for technical exchange and sharing; holding four internal technical meetings for technology discussion and brainstorming; and organizing eleven technical salons covering 22 topics such as excellent innovative projects, tools and cases. The center also launched management improvement programs for group managers. Through these programs, we have gradually established a complete professional training system for the technology line that enables technological improvement, promotes the accumulation and refinement of professional experience, and contributes to an atmosphere of technological innovation.

We also actively plan and organize the basic human resources management course campaign, with over 2,500 courses developed collectively. In the Ping An Group's basic human resources management promotion program, we won the Best Organization Award, the Best Contribution Award, and the Most Popular Award. Among them, two courses were selected as excellent performance-related courses. Furthermore, we held an award ceremony for the campaign, and awarded 7 institutions, 18 individuals, and 8 premium courses, inspiring employees to actively participate and deepen the learning and practice of the basic human resources management policy.

We fully use the online learning platform, Zhiniao, where diversified training courses are available for all employees to strengthen their professional skills.

This year

A total of **6,136** micro-courses and **7,535** training sessions were launched on the Zhiniao platform

Involving **1.97 million** learners and **195,500** learning hours.

To motivate all employees to improve their professional skills, we have formulated the Administrative Measures for Employee Training Budget (Employee Education Funds), which clearly stipulates the scope and reimbursement process for employees to obtain relevant credentials. We actively encourage all employees to obtain certificates related to the professional skills required for their positions and reimburse the examination expenses for eligible employees. The measures cover a wide range of certificate types, including 23 domestic and international well-known certifications in four categories of finance, law, technology, and human resources, such as CFA, FRM, CPA and PMP, which can fully satisfy the diversified learning demands and career development goals of employees.

2023 Environmental, Social and Governance Report 31

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Remuneration and Benefits

Lufax Holding has formulated the Remuneration Management System to continuously optimize the comprehensive remuneration system. At Lufax Holding, we provide our employees with competitive remuneration and have set up a variable remuneration structure consisting of fixed salaries, performance bonuses and long-term incentives for all employees (including non-officer and non-sales staff). Salaries are adjusted annually as appropriate based on employee performance and the fulfillment of individual performance targets.

To maximize employee engagement and enthusiasm, we keep optimizing and innovating incentive schemes and diversifying relevant mechanisms based on the existing programs. We have designed an employee stock ownership plan for executives and core employees, including two incentive measures - stock options and a performance-for-stock plan. The plan combines the objectives of core employees with the Company's long-term goals and interests, thereby encouraging employees to focus on and support the Company's long-term development through hard work. More than 1,100 employees, including 28% of our executives, have been granted stock equities under this plan, and 68% of stock equities were granted to executives and nearly 70% of stock equities were performance-based grants. In addition, to achieve robust operations and risk control, we have also set up a bonus deferral mechanism for senior management and risk-related roles. For senior executives, if compliance issues, serious dereliction of duty or significant risk issues are found, the Company will defer their incentive bonus under the one-vote veto system.

In terms of employee benefits, we provide comprehensive welfare packages for our employees. Apart from basic statutory benefits such as five social insurances and the housing provident fund, we grant a variety of other benefits to all employees, such as cash in holidays, return-to-work red packets after spring festival, birthday allowances, and annuities. We also provide additional annual leaves for employees who have been with the Company for five to ten years, in recognition of their hard work.

Employee Care

Lufax Holding cares for employees' health and wellbeing. In addition to the five social insurances and the housing provident fund, we provide them with additional health protection by purchasing package insurance such as medical, critical illness, accident, and life insurance. Meanwhile, we organize regular annual health checkups, and establish health archives, to help employees effectively track and manage their health.


Insurance guarantee
Medical insurance
Maternity insurance
Pension insurance
Additional commercial insurance
Work injury insurance
Unemployment insurance
Holiday gifts
Birthday gifts
Seasonal festival gift package
Employee housing
Housing provident fund
Health and safety
Annual health checkups
Paid sick leave
Health archive
Professional health consultation
Employee care
Marriage leave
Prenatal check-up leave
Maternity leave
Paternity leave
Leisure and entertainment
Tea room
Employee club
Special activities
Festival activities
Company celebrations
Exclusive benefits
Meal subsidy
Social gathering
Traffic subsidy
Welfare annual leave
Return-to-work red packets after spring festival
Holiday afternoon tea
Holiday benefits

Extensive Employee Benefits

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 32

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

To "bring tangible benefits to employees", our trade union organized the 2023 annual health check-up for all employees for "early detection, early diagnosis and early treatment" of diseases, building a "protective wall" for the health of the employees, and helping them to track their health and enhance their self-care awareness. In this way, the sense of acquisition and happiness of the employees was enhanced. In addition, the Company provides an annual basic first aid course to enable employees to master basic first aid knowledge and improve their ability to save themselves and others. Thus, they would be able to take correct rescue measures in emergency situations to effectively protect the safety of their own and the workplace.



First Aid Course

We strive to build a happy and harmonious workplace, and inject vitality into our employees by organizing diversified employee activities. Our trade union actively builds sports clubs, and invites employees good at certain fields to participate in the club and various trade union sports competitions. In 2023, our clubs won the first, second and third place prizes in aquatic sports, soccer and badminton competitions respectively. We also organized online attendance and points-based interactions, and conducted club activities with small cost and big effect.

Won championship in water sports competition


2023
荣获冠军

Won second place in soccer competition


2023
荣获亚军

Won third place in badminton competition


2023
荣获季军

Basketball and badminton competition - Lead participation by the subsidiaries' management team



Represented the Group to participate in the Municipal Financial Trade Union Agricultural Bank Cup Swimming Competition and won six medals


运动 · 健康
上海金融职工文体活动 "农行杯" 游泳比赛

Representing the Group to participate in the Municipal Financial Trade Union Minsheng Cup Football Match



Running Club won the champion and runner-up of Route 9B of the 2023 "China Coordinate" Shanghai Orienteering Challenge (Lingang Region).


陆控跑团

In addition, the trade union at our headquarters launched the fourth-quarter "Unity Brings Excellence" team building activity to boost employee morale and enhance team cohesion. The union has also created the "Live Smart in Lufax" activity IP. It launches trade union themed activities and training on a monthly basis in conjunction with hotspots, including handicrafts, tasting, thinking, management, and red activities, to enrich employees' spare time and enhance their sense of belonging and participation. The trade unions of our subsidiaries focus on activity IPs with "Less Spending, Greater Achievement". Combined with the consumption of agricultural products, the trade unions distribute benefits for epidemic prevention and health care, pregnancy and maternity care, and small benefits on pay day. In addition, various innovative activities have been launched, such as one fruit per week, benefit and salary package and warm energy, with a cumulative total of more than 600 activities.

Club and Group Building activities



"Unity Brings Excellence" Team Building Activity

2023 Environmental, Social and Governance Report 33

陆金所控股 LUFAX

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix


趣探陆
慧生活
Citywalk

"Live Smart in Lufax"


孕产关怀——今日小食

"Less Spending, Greater Achievement"

Employee Health and Safety

We strive to provide our employees with a healthy, safe and comfortable workplace. The company attaches importance to the improvement of the work environment and hygiene management. We buy a variety of seasonal beverages for our employees according to seasonal changes, and place different green plants in the office and regularly replace those with poor growth. Besides, we carry out special work with property owners to eliminate pest problems during the mosquito season, reducing the incidence of pests in the Company and creating a comfortable, healthy and green workplace. In 2023, we renovated the air-conditioners in some of the meeting rooms at our headquarters, to ensure a suitable temperature in the workplace and provide a comfortable environment for our employees.

We focus on the investigation of potential safety hazards in the workplace, and have revised the Workplace Safety and Security Policy and the Duty Management Policy to standardize the workplace safety management process. The Company regularly conducts production safety campaigns and workplace fire drills and training to raise the safety awareness of all employees. In 2023, our headquarters office carried out five production safety campaigns, and conducted workplace safety inspections and fire safety inspections on holidays. Through the special action of self-inspection and self-correction of fire safety hazards across the system, we rectified 2 accident problems and 197 fire safety hazards identified, and replaced the 80 fire extinguishers that were on expiry, so as to ensure fire safety.

Fire Safety Lecture

In November 2023, to improve our fire protection system, the Company organized a fire drills and fire safety lecture to make clear what remedial measures should be in place for possible fire hazards, with the active participation of representatives from all departments of the Company. In the lecture, the district fire bureau shared the real fire accidents in the workplace, as well as prevention and early fire extinguishing measures, which helped employees become more aware of fire safety and better at handling fire emergencies.


维护消防安全

Fire Safety Lecture

03

More Reliable Finance


12 RESPONSIBLE CONSUMPTION AND PRODUCTION
16 PEACE, JUSTICE AND STRONG INSTITUTIONS

Adhering to the philosophy of "responsible governance based on integrity", Lufax Holding strives for long-term and sustainable development. To this end, we incorporate ESG concepts into corporate management, strengthen risk management, and elevate the level of corporate governance. "Staying customer-centric", Lufax Holding is dedicated to building a whole-process consumer rights and interests protection system, thereby preventing consumers' private data from leakage with sound information security mechanisms and protecting their rights and interests, such as the right to information and freedom to choose.

Performance Highlights

The "Bugle Call" campaign of combating corruption and upholding integrity was carried out, including 29 kick-off meetings, 120 policy publicity sessions, 28 notifications of typical cases, and 20 learning courses on the Zhiniao platform

As of 31 December 2023, a total of 157 tweets were posted on the official Weibo and the Lu Hui Rong APP to promote consumer protection publicity and education, and 375 offline consumer publicity and education activities were conducted

The information security management systems involved in our businesses are accredited by ISO 27001: 2013 information security management system certification, with 100% coverage

2023 Environmental, Social and Governance Report 35

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Consolidating Governance Foundation

Effective corporate governance structure and well-functioning risk management mechanism are critical to ensuring the fairness and reasonableness of the Company's decision-making as well as the sustainability of its business. Also, the sound corporate governance serves as the basis for promoting and implementing sustainable development strategies and addressing material ESG issues.

Corporate Governance

Lufax Holding conducts business in strict accordance with the Company Law of the People's Republic of China, Listing Rules and the Corporate Governance Code of Hong Kong Stock Exchange, the Sarbanes-Oxley Act of 2002 of the U.S. Securities and Exchange Commission and relevant regulations of the New York Stock Exchange. Besides, the Company has established a governance framework with well-defined authorities and responsibilities, contributing to regulated, robust and efficient corporate governance practices.

The Company understands that a diversified Board structure facilitates better decision making and drives business innovation and growth. This year, we formulated and implemented the Board Diversity Policy to clarify the basic principle of diversity in Board membership. In doing so, we are able to appoint a diverse board and achieve an appropriate balance in terms of gender, age, skills, cultural and educational background, professional qualifications and industry experience. This approach ensures the building of a more effective and well-regulated Board of Directors. Meanwhile, in assessing and selecting potential candidates for Board members, the Nomination and Remuneration Committee under the Board gives due consideration to the requirements of the Board Diversity Policy. The Committee reviews the implementation of the policy on an annual basis. As of the end of the Reporting Period, Lufax's Board of Directors had 9 directors, including 2 executive directors, 3 non-executive directors (including 1 female director) and 4 independent non-executive directors.

Mr. Yong Suk CHO	Chairman of the Board (Executive Director) and Chief Executive Office
Mr. Gregory Dean GIBB	Execute Director and Co-Chief Executive Officer
Mr. Yonglin XIE	Non-Executive Director
Ms. Xin FU	Non-Executive Director
Mr. Yuqiang HUANG	Non-Executive Director
Mr. Rusheng YANG	Independent Non-Executive Director
Mr. Weidong LI	Independent Non-Executive Director
Mr. Xudong ZHANG	Independent Non-Executive Director
Mr. David Xianglin LI	Independent Non-Executive Director

Four committees are set up under the Board of Lufax Holding, namely Audit Committee, Nomination and Remuneration Committee, Consumer Protection and ESG Committee, and Risk Control and Compliance Committee. They are responsible for supervision, decision-making suggestions and consultations within specific scopes. All the committees operate in accordance with internal rules, such as the Charter of the Nomination and Remuneration Committee, Charter of the Audit Committee and Code of Business Conduct and Ethics. Moreover, they abide by the Company's policies and major strategic directions to effectively fulfill their roles in supervision and management, ensuring the robust operation of the Company.

Lufax Holding's Board of Directors

Audit Committee
Chairman: Rusheng YANG
Committees: Xudong ZHANG, David Xianglin LI

Nomination and Remuneration Committee
Chairman: Weidong LI
Committees: Xudong ZHANG, Rusheng YANG

Risk Control and Compliance Committee
Chairman: David Xianglin LI
Committees: Yonglin XIE, Yong Suk CHO, Xudong ZHANG

Consumer Protection and ESG Committee
Chairman: Weidong LI
Committees: Yonglin XIE, Yong Suk CHO, David Xianglin LI

In addition, the Company actively provides training to all Board members in a variety of areas, including compliance management, risk control, anti-corruption, anti-money laundering, information security, climate disclosure and sustainable finance.

2023 Environmental, Social and Governance Report 36

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Risk Management

At Lufax Holding, we prioritize corporate risk control and improve our risk management systems and procedures. Guided by the overall strategic development goals, we make risk management an integral part of our business operation to better manage risks with monitoring tools, implement risk quantification and evaluate risk performance. In this way, we can safeguard the Company's high-quality and sound development.

We have formulated and implemented various risk management policies, including the Comprehensive Risk Management Regulations, Credit Risk Management Measures, Compliance Assessment Management Measures, Management Policies of Operational Risk and Internal Control, Liquidity Risk Management Measures, Management Rules of Information Security, Contingency Plan for Major Emergencies. These policies clarify the principles, requirements and processes for risk management, so that we can manage risks effectively according to relevant policies. This year, we revised and implemented such risk policies as Reputation Risk Management Measures, Management Regulations for Related Party Transactions and Capital Management Measures. Such policy updates allow us to optimize relevant mechanisms and management requirements of risk prevention and control and to safeguard the sound and sustainable development of the Company.

Drawing on years of experience in risk management[3], our Board members provide actionable advice on risk management decision from a forward-looking perspective. We have established a Risk Control and Compliance Committee under the Board, and a Risk Control and Compliance Executive Committee under the former Committee. The Executive Committee consists of 3 teams with different business priorities (Retail, Wealth Management, Equity Funds). Each team is responsible for specific risk management and control. At the same time, the Secretariat is responsible for promoting the implementation of risk management policies and requirements by all departments, thereby achieving all-round risk management in the Company that covers all the risks, lines, businesses, processes and employees.


Board of Directors
The highest decision-making body in terms of risk management and is responsible for the effectiveness of all-round risk management
Board-level Risk Control and Compliance Committee
Understand the major risks facing the Company and the management of such risks in an all-round manner, and is responsible for supervising the operational effectiveness of risk management system
Management-level Risk Control and Compliance Executive Committee
Manage corporate risks with three teams that focus on different businesses (Retail, Wealth Management, Equity Funds)
Secretariat
Promote the implementation of risk management policies and requirements by all departments
All employees
Employees from all functional departments in close collaboration to promote the establishment of a systematic, standard and efficient risk management mechanism

Risk Management Framework at Lufax Holding

3. As of the end of December 2023, among the Board members of Lufax Holding, David Xianglin LI, an independent non-executive director, had extensive experience and professional knowledge in risk management, and had served as a senior manager responsible for risk management at many companies. Prior to his current position, he served as the Vice President of Risk Management Investment at Prudential Financial from March 2016 to June 2017, and as the Managing Director and Head of Risk Management Group at China International Capital Corporation Limited from June 2008 to February 2012.

LUFAX 陆金所控股

2023 Environmental, Social and Governance Report 37

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

In order to effectively manage all risks in the course of operation, the Company has established risk management-centric three lines of defense to prevent and mitigate risks for a stable operation and development.

1 First line of defense

Composed of business departments and is responsible for identifying, assessing, responding to, monitoring and reporting risks in the front end of business.

2 Second line of defense

Composed of the Board-level Risk Control and Compliance Committee, the management-level Risk Control and Compliance Executive Committee as well as risk management functional departments, and is responsible for the development of various risk systems, standards and limits.

3 Third line of defense

Composed of the Board-level Audit Committee and the Internal Audit Department and is responsible for supervising the existing risk management process, risk control procedures and activities within the Company.

"Three-Lines of Defense" for Risk Management at Lufax Holding

This year, we further improved our all-round risk management system. We divided risks into 12 categories, identified 23 main risks under these categories, and assigned them to relevant departments for special management. Meanwhile, in the course of risk identification, we assessed ESG-related risks and incorporated them into our all-round risk management system. For instance, the risks related to consumer information security and privacy protection were included into the information security risk, those related to procurement and employees were included into the operational risk, those related to anti-corruption and anti-money laundering were included into the compliance risk and risk of money laundering, and those related to IT disaster recovery caused by extreme climate conditions were included into operational risks.

All-round risk management	Strategic risk	Credit risk	Compliant operation risk	Information technology risk	Brand reputation risk	Liquidity risk Asset quality risk Market risk Risk of non-transparency in organizational structure Capital risk Concentration risk Non-insurance sector risk
Major risks	Risk of planning Risk of implementation	Consumer credit risk Industry credit risk	Compliance risk Risk of complaint Operational risk Risk of money laundering Risk of related party transactions	Information security risk Information compliance risk Risk of sci-tech operation Risk of sci-tech R&D	Risk of public opinion occurrence Risk of public opinion settlement	Liquidity risk level Risk of investment concentration Risk of liquidity reserve Risk of debt loss Risk of capital sufficiency Equity structure risk Risk of capital allocation Risk of interest rate
Responsible departments	Planning department	Risk management department	Legal compliance department	Technology center	Brand publicity department	Capital department

All-round Risk Management System of Lufax Holding

2023 Environmental, Social and Governance Report 38

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

To further improve the business risk management, we have made the following planning:

- Sales quality control: We inspect the implementation of the pre-loan "4+4"[4] standard by sales personnel, record sales activities in system, and carry out real-time verification through data and information technology.
- Optimization of the risk control model: We strengthen the risk identification and assessment management of high-risk customers, and enrich customer labels by including transaction-related data that reflect the borrower's cash flow status, such as account statement, to optimize the risk control model.
- Development of the anti-fraud system: We build an anti-fraud system for the full-process management of new accounts and existing accounts, and achieve the interception of fund release for new accounts and early warning for existing accounts by detecting 18 types of clues.
- Differentiated regional management of house mortgages: Based on the real estate market trend and property value assessment in different regions, we develop differentiated risk access and control strategies that adapt to the regional economic development. We provide different levels of risk decision authority to institutions according to the actual situation, aiming to rationally control credit risks and fully explore business opportunities.

In addition, we devote a great deal of effort to raising the risk management awareness among employees. To this end, we carry out risk management training for all employees, both online and offline.

4. The "4+4" standard stipulates pre-loan requirements from two aspects: first, strengthening sales quality control through sales verification, system recording, reward and punishment, and information sharing; second, improving sales activity control through sales verification, customer development from acquaintances, contact resumption and orphaned policy management.

Compulsory courses for all employees

We provide compulsory courses on risk management for all employees on the Zhiniao platform, followed by assessments. These courses cover legal, regulatory and supervisory requirements for all-round risk management, responsibilities of relevant functional departments, the risk appetite system and other contents.

Exchanges and seminars on risk control

We regularly organize offline exchanges and seminars on risk control for employees from the Risk Management Department, covering risk control policies, all-round risk management system, etc.

Publicity activities on risk control

We send the risk control promotion materials to all employees via email on a weekly basis. The promotion materials include updates on risk control policies, early warnings on industry risks and bond default risks.

The Offline Seminar for General Managers of Institutional Risk Control

This year, to advance exchanges between the headquarters and branch offices, and to facilitate institutional risk control, we launched an offline seminar in Shanghai for general managers of institutional risk control. We invited the Third Party Cooperation Management Department, Secured Loan Management Department, Unsecured Loan Management Department, Legal Compliance Department, Credit Insurance Department, Customer Experience Department and other departments of the headquarters to provide systematic explanations about key risk control policies of the year to general managers of institutional risk control. In doing so, we aimed to enhance these managers' understanding on relevant policies and facilitate their institutional risk control.


「聚力前行，谋远共赢」2023年机构风控总线下工作研讨会

The Offline Seminar for General Managers of Institutional Risk Control

LUFAX
2023 Environmental, Social and Governance Report 39

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Business Practices

Compliance Management

Lufax Holding always adheres to the principle of compliant operation. We strictly abide by the requirements of relevant laws and regulations in the countries and regions where we operate, such as compliant operation, information protection, occupational health, and environmental protection. During the Reporting Period, we optimized the three-level compliance system and released the Guide for Internal Audit on Related Party Transactions. We also revised the Management Measures of Related Party Transactions to clarify the management standards and supervisory mechanisms of related party transactions.

1 Primary Policies	Compliance Management Measures
2 Secondary Policies	The Management Measures of Related Party Transactions; the Anti-Money Laundering Management Measures; the Management Measures of Personal Information Protection; the Operational Risk Management Measures; and the Intellectual Property Management Measures
3 Tertiary Policies	The Related Parties Management Guide; the Guide for Internal Audit on Related Party Transactions; the Fair Pricing Management Guide; the Subsidiary Management Guide; and the Firewall Management Guide

Compliance System of Lufax Holding

We have established a compliance management structure with well-defined responsibilities. According to the structure, an Internal Control Team, a Legal Team, a Compliance Office and a Policy Research Office have been established under the Legal Compliance Department. Each team is responsible for different priorities on compliance management, jointly ensuring the sound and compliant operation.

Responsible for tracking and reporting major and daily operational risk events and key risk indicators, organizing and promoting internal control self-assessment of departments and institutions of the Company, and carrying out special reviews for weak control links.

Responsible for compliance review, data compliance governance, anti-money laundering and due diligence.


Internal Control Team
Legal Team
Compliance Office
Policy Research Office

Responsible for litigation management, litigation guidance, internal legal consulting, and legal review.

Responsible for interpreting the latest policies related to business operation and carrying out policy-related research based on the latest corporate strategy, and related party transactions management.

Compliance Management Structure of Lufax Holding

In addition, we always pay attention to the updates of laws and regulations. During the Reporting Period, the Policy Research Office under the Legal Compliance Department interpreted 23 major policies related to core businesses. The office also analyzed the gap between new policies and the Company's current situation, implemented rectification plans, and organized the outcome acceptance. In 2023, we interpreted the following ESG-related policies:

- 3 policies on corporate governance: the Measures for the Administration of Consumer Finance Companies (Exposure Draft), the Provisions on Administrative Licenses for Non-Bank Financial Institutions and Measures for the Risk Classification of Financial Assets of Commercial Banks.
- 2 policies on safeguarding consumer rights and interests: Internet Finance - Online Consumer Lending Digital Debt Collection Risk Control Guidelines (Exposure Draft) and the Notice on Combating Unlawful Loan Brokering.
- 5 policies on supporting small and micro businesses: the 2023 Circular on Improving the Quality of Financial Services for Small and Micro Businesses, the Circular of the National Financial Regulatory Administration on Financial Support for Consumption Recovery and Expansion, the Opinions of the State Council on Promoting the High-Quality Development of Inclusive Finance, the Summary of the Central Financial Work Conference and the Report of the State Council on Financial Work.

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 40

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

To enhance employees' compliance awareness, we carry out a variety of compliance training and publicity through online training platform, offline exchanges and targeted emails at regular intervals. During the Reporting Period, Lufax carried out the "Compliance Culture Month" campaign with the theme "Advancing Compliance with Collective Efforts" to further enhance employees' compliance awareness. The campaign covered:

- Compliance publicity: Promoted compliance via 8 emails and launched 4 online courses on the Zhiniao platform.
- Livestreaming training: Engaged well-known law firms and external experts to provide professional training on legal knowledge. The training was conducted in 3 sessions, covering consumer rights protection, employee code of conduct, personal information protection, business compliance, with more than 40,000 participants.


陆金所控股 LUFAX
2023年陆金所控股合规文化月
个人信息保护规则理解与典型案例解析
时　间：2023年9月19日（星期二）
下午14:00-15:00
主　办：陆控法律合规部
主会场：普惠_北京、徐汇A19-01
直播入口：打开知鸟APP-点击左上角扫一扫-二维码-观看直播
扫码看直播
姚克枫
主任
北京国标律师事务所
缪琳
律师
北京国标律师事务所

Livestreaming Training on Compliance


陆金所控股 LUFAX
2023年陆控合规文化月
之金融消保合规周（一）
合力同心 规范前行
一图带你了解消费者八大权利
陆控保障消保8大权益的具体举措
保障金融消费者八项权益
切实维护金融消费者的合法权益


陆金所控股 LUFAX
2023年陆控合规文化月
之个人信息合规周
个人信息保护宣导（一）
个人信息保护的法律框架
个人信息保护的核心原则
违规后果

Compliance Publicity

2023 Environmental, Social and Governance Report 41

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Related Party Transactions Management

Lufax places high emphasis on related party transactions management and fully acts on the laws and regulations. We have established an ex-ante, in-event and ex-post management mechanism for related party transactions for comprehensive and effective management and monitoring. During the Reporting Period, we held 5 meetings of the Related Party Transactions Committee and deliberated 10 proposals.

Ex-ante: Establish mechanisms for managing related party transaction budgets and approving special quota;

In-event: Review/Deliberate each related party transaction based on the approval for general and major related party transactions;

Ex-post: Summarize quarterly statistics of the actual related party transactions.


Shareholders' Meeting and Board of Directors Level
Reviewing related party transactions, expressing opinions
Reviewing related party transactions budget
Board-level Audit Committee
New York Stock Exchange Listing Rules
Hong Kong Stock Exchange Listing Rules
Shareholders' Meeting
Approving related party transactions matters
Independent Board of Directors' Committee
Board-level Audit Committee
Provide shareholders' opinions on related party transactions matters
Company Management Level
Related Party Transactions Committee
Related Party Transactions Management Office
Legal Compliance Department
Finance Department
Board Office
Capital Department
Planning Department

Related Party Transaction Management Structure of Lufax Holding

2023 Environmental, Social and Governance Report 42

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Business Ethics

Lufax always upholds the core value of integrity and fairness in business operations. Audit Committee of the Board of Directors supervises the business ethics management. We strictly comply with the Anti-Corruption Law of the People's Republic of China, the U.S. Foreign Corrupt Practices Act and other applicable laws and regulations in the places where we operate. We have developed and implemented the Code of Business Conduct of Lufax Holding Ltd. and the Employee Code of Business Conduct of Lufax Holding Ltd. Such efforts reflect our firm opposition to behaviors violating business ethics, such as corruption, bribery and money laundering. Meanwhile, the Audit and Supervision Department audits the Code of Business Conduct of Lufax Holding Ltd. and the Employee Code of Business Conduct of Lufax Holding Ltd. at least every three years. The department regularly reports to the Board-level Audit Committee on the issues identified by the audits, which cover all operations of Lufax Holding.

Code of Business Conduct

Lufax pays attention to the impact of business ethics on the Company, shareholders, customers, employees, partners and other stakeholders. In strict compliance with laws and regulations of various industries and regions, we contribute to creating a stable, safe, just and equitable financial market environment.

Employee Code of Business Conduct

The Company specifies the "5 norms"[5] and "12 prohibitions"[6], emphasizing the "bottom line of compliance" and the "red line of conduct". By regulating employees' business conduct, we prevent the occurrence of unlawful, illegal and undisciplined behaviors.

Anti-Corruption and Anti-Bribery

The Company cracks down on all types of commercial bribery and corruption, including commercial bribery for any purpose such as seeking a competitive advantage or obtaining business opportunities. During the Reporting Period, we improved the anti-corruption policy system that consists of three lines of defense and issued the Management Measures for Developing a Clean and Honest Financial Culture. These efforts aim to integrate a clean financial culture into all aspects of business development. We also revised the Prohibition, Instruction and Warning Punishment System by introducing additional violations and corresponding punishments.

1 First line of defense	The Basic Management Measures for Business Personnel and the Basic Management Measures for Channel Frontline Personnel
2 Second line of defense	The Expenses Management Measures and the Employee Handbook
3 Third line of defense	The Prohibition, Instruction and Warning Punishment System, the Code of Conduct on Anti-Bribery and Anti-Corruption and the Regulations for Internal Audit on Anti-Money Laundering.

The "Bugle Call" Campaign of Combating Corruption and Upholding Integrity

During the Reporting Period, we carried out the "Bugle Call" campaign throughout the Company:

- We established a working group and an executive team at headquarters and a total of 29 working groups in subsidiary centers and institutions;
- We launched 29 kick-off meetings, 120 policy publicity sessions, 28 notifications of typical cases, and 20 learning courses on the Zhiniao platform;
- We carried out on-site inspections in five major areas, including building an atmosphere of honesty, case investigation, problem rectification, work style improvement and cultural practices;
- We implemented joint supervisory inspections among multiple departments taking into account different business sectors, such as employment management, file management, compliance inspection, rectification of problems, model pushing, data investigation and management of public complaints and proposals.
- We updated and revised a total of 120 policies.

5. The "5 norms" specify the code of conduct for safeguarding the Company's rights and interests, including consumer rights and interests protection, compliance with laws and regulations, commercial secret keeping, honesty and integrity, and performance of duties.

6. The "12 prohibitions" include major offenses such as criminal offenses, insider trading, sales violations, bribery, abuse of power for personal gains, malpractice, benefit transfer, secret leakage, infringement of reputation, system sabotage, and sexual harassment. In addition, the prohibitions cover internal disciplinary offenses such as violations against the rules on remuneration management or allocation, fraudulent attendance, and the provision of and assistance in the provision of materials for fraudulent attendance.

2023 Environmental, Social and Governance Report 43

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Anti-money Laundering, Counter-terrorism Financ-ing and Sanctions Compliance

We have formulated and implemented the policies on anti-money laundering and customer information identification, such as the Administrative Measures for Self-Assessment of Money Laundering and Terrorist Financing Risks, the Administrative Measures for the Assessment and Categorization of Customers' Money Laundering Risks, the Administrative Guidelines for Customer Identification and Retention of Customer Identity Information and Transaction Records, the Management Guide for Monitoring Anti-Money Laundering List and Compliant Sanction, the Anti-Money Laundering and Anti-Terrorist Financing Management Policy and the Management Guide for Suspicious Transaction Reporting. Meanwhile, an Anti-Money Laundering Team has been set up to lead and coordinate relevant work. We use the Ping An Shield system to carry out anti-money laundering work, such as compliance list screening, customer due diligence, customer money laundering risk rating, and alert investigation. In addition, we also impose controls such as due diligence and account freezing for blacklisted customers and prohibit relationships with customers identified on terrorism-related and other high-risk lists.

Anti-Monopoly and Fair Trading

At Lufax Holding, we comply with anti-monopoly laws and regulations in business operation and conduct impartial evaluations to review the legality and compliance of business transactions such as mergers and acquisitions. We establish an effective mechanism for monitoring and implementing anti-monopoly activities to supervise various departments in improving their internal control measures and risk control mechanisms. Moreover, we ensure that donations and support do not undermine the fairness of business competition by strictly managing charitable donations and sponsorship. We pledge not to establish a monopolistic alliance or interest group with large-scale market competitors, nor to set predatory pricing as a strategy due to our large market share.

Fair Procurement

The Company strictly observes the Ping An Group's Policy Statement on Sustainable Supply Chains, Detailed Measures for Management of Procurement Business Suppliers and other regulations. We adhere to the principle of openness, fairness, justice and efficiency throughout bidding, bid opening and evaluation, and complaint handling, and accept supervision from suppliers and customers.

Employee Rights and Interests Protection

We respect our employees and prioritize the protection of their legitimate rights and interests. We eliminate inequalities due to gender, geography, age and other attributes in employee recruitment, remuneration and benefits, training and development, and promotion. Besides, we prohibit the use of child labor and forced labor.

Public Complaints and Proposals Management

We hold the attitude of zero tolerance on business ethics violations. We have established smooth reporting channels, encouraging all employees, suppliers and other stakeholders to report any potential or existing business ethics violations through official website, mail, letter, hotline and others. Meanwhile, we have formulated the Public Complaints and Proposals Management Regulations. It is clearly specified that the personal information of whistle-blower, reporting and denunciation materials, as well as other relevant information shall not be disclosed, to protect the whistle-blowers. In practice, the audit personnel desensitize original materials and create a reporting file. Any reporting file must be strictly audited before sending out, and must be followed up and supervised by dedicated personnel afterward. During the Reporting Period, the Company was not involved in any litigation related to business ethics.

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 44

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Business Ethics Training

Lufax Holding places high value on and advocates for the culture of honesty and integrity and provides training and conducts publicity on business ethics among all employees. We deliver training on business ethics through diversified channels, such as email, the Zhiniao platform, and study sessions. During the Reporting Period, we issued 28 sessions of corruption case alerts and 4 rounds of accountability system materials, and organized all employees to learn courses on finance integrity to strengthen their awareness of integrity.

100% of employees had completed the anti-corruption training

Covering all employees (including part-time) and contractors.



Anti-Corruption Posters, Roll-up Banners and Flags



Anti-Corruption Weekly Bulletins

Intellectual Property Rights Protection

Lufax Holding prioritizes the protection and management of online and offline intellectual property rights at home and abroad. We strictly comply with the Patent Law of the People's Republic of China, the Trademark Law of the People's Republic of China and other relevant laws, regulations and normative documents applicable in where we operate. We have established internal regulations such as the Management Measures for Intellectual Property Rights, the Management Measures for the Protection of Trademark Rights, the Management Measures for the Protection of Copyright and the Management Measures for Patent Protection. These regulations have clarified the framework and duties of intellectual property protection, expense management of intellectual property, management of intellectual property projects, etc. By the end of the Reporting Period, the Company had obtained a total of 661 authorized patents and 286 copyrights, including 273 software copyrights and 13 work copyrights, and a total of 1,068 registered trademarks.

Protecting Our Intellectual Property Rights

With a focus on protecting innovative achievements, we practice the requirements of intellectual property laws and regulations. We have established comprehensive management measures and mechanisms for patent and copyright application, trademark registration, litigation and rights protection, aiming to effectively safeguard our legitimate rights and interests.

Respecting Others' Intellectual Property Rights

We respect the intellectual property achievements of others, and strictly prohibit employees from infringing upon intellectual property rights. Moreover, we have established an advocacy mechanism for intellectual property rights, through which we are able to carry out various forms of training and promotions on intellectual property rights on a regular or irregular basis.

Besides, we hold regular promotion events on intellectual property rights for employees to enhance their awareness of compliance with and protection of such rights.


陆金所控股
LUFAX
陆控合规宣导
—第11期 陆控知识产权宣导系列（一）
1
商标显著性


陆金所控股
LUFAX
陆控合规宣导
—第12期 陆控知识产权宣导系列（二）
1
侵权风险防范
2
商业秘密侵权案例

Promotion for Intellectual Property Rights

2023 Environmental, Social and Governance Report 45

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

Redoubling Efforts to Protect Financial Consumers

Financial consumers are an important driving force for the sustained and sound development of the financial industry. As strengthening the protection of their rights and interests can prevent and resolve financial risks efficiently, it is of great significance in enhancing the confidence of financial consumers and maintaining financial security and stability. Adhering to the mission of "Finance for people", Lufax Holding improves the mechanism for protecting the rights and interests of financial consumers, optimizes the internal training system in this regard, and safeguards their property and the legitimate rights and interests, such as the right to know and the right to fair trade. At the same time, we join forces with local institutions to publicize financial knowledge among consumers, to improve their financial risk awareness and safeguard their assets.

Safeguarding Consumer Rights and Interests

Upholding the operational principle of "protecting consumer rights and interests and being consumer-centric", Lufax regards "protecting the legitimate rights and interests of consumers" as one of the core drivers for its strategic development. The Company continues to improve the overarching mechanism of consumer rights protection, establish a comprehensive internal training mechanism, and create a whole-process system for consumer rights and interests protection, to effectively safeguard the legitimate rights and interests of consumers.

Well-Established Top-Level Design

We strictly observe the Law of the People's Republic of China on the Protection of Consumer Rights and Interests, and other relevant laws, regulations, and national or industry standards where we operate. We also keep improving 4 policies on consumer protection, including the Policy on Review of Consumer Rights and Interests Protection, the Policy on Information Disclosure of Consumer Rights and Interests Protection, the Methods for the Management of Consumer Rights Protection and the Policy on Assessment of Consumer Rights and Interests Protection. We are committed to ensuring that the entire end-to-end process is governed by established rules and systems, standardizing operational mechanisms and business practices to comprehensively safeguard consumer rights.

Lufax has established a Consumer Protection and ESG Committee at the board level, and a Consumer Rights and Interests Protection Affairs Committee has been set up to be responsible for planning, arranging and assigning the tasks on protecting consumer rights and interests, monitoring and reviewing products, and reporting to the Board of Directors and the Consumer Protection Executive Committee regularly. The Consumer Rights and Interests Protection Affairs Committee has set up 6 Consumer Protection Working Groups to promote the review, information disclosure and problem rectification in terms of consumer protection. Local institutions have set up Consumer Protection Facilitation Groups to facilitate the construction of the consumer protection structure, ensuring practical protection of consumer rights and interests.

Consumer Protection and ESG Committee at the Board level

Responsible for incorporating consumer rights and interests protection into business development strategy, corporate culture building, and corporate governance evaluation, and urging the implementation of strategies, policies and objectives in this regard.

Consumer Protection Executive Committee

Responsible for guiding and urging the establishment and improvement of the management system for safeguarding consumer rights and interests, and overseeing and regularly reporting to the Board of Directors on the comprehensiveness, timeliness and effectiveness of the senior management and relevant department in this regard, according to regulatory requirements and the implementation of relevant strategies, policies, objectives and tasks.

Consumer Rights and Interests Protection Affairs Committee

Responsible for planning, arranging and deploying the implementation of protecting consumer rights and interests, overseeing and reviewing products, and reporting to the Board of Directors and the Consumer Protection Executive Committee regularly.

Consumer Protection Working Group

Responsible for promoting the review, information disclosure, problem rectification in terms of consumer protection

Consumer Protection Facilitation Group

Responsible for implementing the work related to consumer rights and interests protection

2023 Environmental, Social and Governance Report 46

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

We have established a comprehensive ex-ante, in-event and ex-post review mechanism for consumer protection, which employs digital tools to enhance scrutiny, proactively identify and prevent key issues, in a bid to prevent any potential infringements on consumer rights and interests. Concurrently, we continuously refine our internal review processes and define the scope of review more clearly. We also integrate consumer protection reviews into standard business operations, and assess consumer protection more rigorously.

Consumer Protection Review Mechanism

Ex-ante

- Strengthen the ex-ante review of marketing materials and message templates, through data-based real-time monitoring, review records, intelligent review for marketing materials and online inquiry of review focuses.

In-event

- Enhance the monitoring on the protection of consumer rights and interests in daily operations with the support of digital platforms and tools, identify clues involving the infringement of consumer rights and interests to discover potential risks, and follow up the problems identified, and supervise the rectification.

Ex-post

- Establish the "2345 Supervision and Rectification Mechanism" to ensure the timely identification and rectification of key problems.
- Establish an evaluation mechanism for consumer protection to drive the implementation of various consumer protection tasks.
- Conduct annual audits of consumer rights and interests protection at regular intervals.

In 2023, Lufax conducted a special internal audit with a focus on consumer protection, examining the Company's mechanisms and operations for consumer rights protection, the management of the eight consumer rights, and the execution of consumer protection reviews. Reasonable recommendations for enhancements were formulated to continuously improve the Company's consumer rights protection.

Internal Training

Lufax has developed and revised the Internal Education and Training System for Consumer Rights Protection, requiring at least one special training on protecting consumer rights and interests to be delivered to all employees every year. We have set up consumer protection learning corners in our office, where we display roll-ups and brochures that introduce the eight rights and interests of financial consumers. Furthermore, we regularly collect consumer protection news and typical cases and delivers the latest consumer protection-related information to our employees through the Consumer Protection Monthly, thereby bolstering their ability to safeguard consumer rights. In 2023, we organized a total of 85 training sessions on consumer rights protection, with 79,515 participants in total. Furthermore, we conducted 63 executive-level thematic courses on consumer protection, thereby ensuring that consumer protection efforts are integrated into all aspects of our operations.

Special Training on Consumer Protection Skills Enhancement

To further enhance the professional competence of the consumer protection team and to gain a comprehensive understanding of consumer protection management requirements from a regulatory perspective, we held a special training on consumer protection skills enhancement in 2023 under the theme of "maintaining the original aspiration of financial services for the people, and fulfilling the responsibility of consumer protection". The training covered topics such as the interpretation of consumer protection regulatory policies and the eight rights, analysis of cases related to information security, and consumer protection risk, aiming to refine our consumer protection efforts. In addition, focusing on enhancing the pre-review processes for our products and services, we conducted 3 consecutive sessions of standardized instruction and case analysis to instill the ethos of "comprehensive reporting and review" in all employees, thereby seeking to prevent "defective products and services from entering the market" at the source.


LUFAX
永葆金融为民初心，践行消保责任担当
——《消保&客户服务技能提升》培训

Special Training on Consumer Protection Skills Enhancement

2023 Environmental, Social and Governance Report 47

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Consumer Protection Practices

The Company rigorously oversees areas such as responsible marketing and debt management to more effectively enforce the protection of financial consumer rights. With our products, we strive to safeguard the legitimate rights and interests of financial consumers.



Responsible Marketing

- We have formulated and improved relevant marketing, advertisement and sales policies, such as the Internal Management and Monitoring System of Marketing Activity. With these efforts, we regulate the Company's code of marketing and publicity conduct, and clarify the review and approval process for marketing and publicity materials as well as the penalty mechanism for non-compliance.
- To oversee the compliance of marketing activities, we conduct annual audit on compliant marketing. Meanwhile, we conduct a compliance review of marketing materials every quarter to ensure that all marketing content and forms align with regulatory guidelines and are appropriate and accurate. The efforts help prevent any exaggerated or false publicity. During the Reporting Period, there were no marketing violations reported.
- We also focus on enhancing the compliance marketing awareness of our employees. Through induction training and special training, we clarify the requirements related to responsible marketing to relevant personnel. We also proactively carry out publicity activities such as compliance week and compliance month, daily meetings, and case studies.

Debt Management

- We adhere to the collection principles of "compliance with laws, equality and fairness, and protection of privacy", and have formulated and implemented the Collection Policy Statement and a series of internal systems related to collection audits and complaint handling. We have established and improved a management mechanism for collection operations, standardizing collection workflows and behaviors. This ensures equal protection of the legal rights and interests of both customers and the Company, and conducts collection activities based on objective facts, while ensuring information security throughout the entire collection process.
- We subdivide customers according to their loan types, ratings, overdue periods, etc., and differentiate collection strategies. Taking into account customer service experience, we remind customers of timely repayment through message and AI outbound calls. For customers who are frequently overdue and lack good repayment habits, we, supported by AI, strengthen the monitoring and reminder of their repayment in a targeted way.
- In response to customer demands for loan modification, we have developed special policies and process standards. In specific, we provide such loan modification options as loan term extension and loan restructuring for consumers, who can adjust their existing loan applications as appropriate to increase their loans and reselect repayment periods. We conduct a special review based on their qualifications and actual needs, and handle their applications as specified.
- To enhance the awareness of compliant collection among relevant personnel, we regularly provide face-to-face training and online lectures on collection-related policies and guidelines. By doing so, we ensure that collection personnel strictly abide by laws, regulations and standards.

2023 Environmental, Social and Governance Report 48

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Consumer Financial Education

Adhering to the "people-centered" concept, Lufax focuses on "empowering consumers to improve their financial literacy" in consumer protection education. To this end, we make continuous efforts to convey consumer protection concepts by improving consumers' financial literacy and risk prevention awareness. In 2023, the Company set up the consumer protection service section on our official WeChat public account and our mobile app. This section includes modules such as privacy protection, service channels, security measures, service guidelines, and financial education to help users protect their information and rights. This effort reflects our commitment to listening to our customers and safeguarding their interests. We also launched a series of online anti-fraud videos and posters with Sina Black Cat Complaint Platform to remind the public to be vigilant against online scams.



Consumer Protection Service Section



Financial Anti-Fraud Videos

Targeting vulnerable groups with lower financial risk resilience, such as the elderly, new citizens, and children, Lufax partners with regulatory bodies, community organizations, and schools to distribute anti-fraud brochures and conduct engaging anti-fraud awareness campaigns. By using a mix of educational and entertaining activities, our goal is to raise public awareness of financial risks and to help better protect people's "wallet" security. As of 31 December 2023, a total of 157 tweets were posted on the official Weibo, WeChat official account, Enterprise WeChat, and the Lu Hui Rong APP to promote consumer protection publicity and education, with 252 consumer protection campaigns publicized through external news media and 375 offline consumer publicity and education activities conducted.

In the future, we will continue to innovate in the forms of consumer protection education, make financial knowledge more accessible for consumers, and provide accessible, interesting, and practical financial information. By prioritizing the rights and interests of financial consumers, we aim to effectively enhance consumers' sense of financial access and happiness, offering a warmhearted and comprehensive financial service.

Safeguarding the "Wallet" Security of the Elderly

In 2023, Lufax launched concurrent consumer protection awareness campaigns targeting the elderly in cities such as Wuxi, Nantong, Zhenjiang, and Huai'an. By setting up information booths, displaying banners on consumer protection, and handing out financial anti-fraud brochures, we provided practical anti-fraud education, enabling the Elderly to safeguard their assets and live out their later years in comfort and security.



Consumer Protection Popularization Activities for the Elderly

2023 Environmental, Social and Governance Report 49

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Collaborating with Regulatory Authorities and Community Organizations to Conduct Financial Knowledge Popularization Campaigns for Consumers

To effectively promote consumers' financial literacy and foster a harmonious and stable financial environment, the Company regularly conducts financial literacy campaigns for consumers through partnerships with authoritative third parties through multiple channels, including regulatory authorities, public security organizations, and media organizations. In 2023, the Shenzhen branch collaborated with the Party Working Committee and Office of Futian Street, the Futian District Financial Work Bureau, and the Futian Police Station to carry out a publicity and education campaign entitled "Impressive CBD Enterprises," to popularize financial knowledge among consumers.


汇聚金融力量
共创美好生活
汇聚金融力量 共创美好生活

"Impressive CBD Enterprises" Publicity and education Campaign

Financial Consumer Protection Publicity Campaign at Tianjin Ping'an Hope Primary School

In September 2023, Ping An Puhui Tianjin Branch visited Tianjin Ping'an Hope Primary School and held a sports game to impart anti-fraud knowledge in an interesting way. In this class welfare program, we have partnered with Tianjin Ping'an Hope Primary School to co-found a base for financial consumer protection education, further enhancing our public welfare cooperation to impart comprehensive financial knowledge to the children. In the future, Lufax will continue to carry out public welfare financial education activities to help students develop correct financial consumption concepts from an early age, and build a bright future.


2023年天津地区消费者权益保护教育宣传活动

Financial Consumer Protection Publicity Campaign at Tianjin Ping'an Hope Primary School

2023 Environmental, Social and Governance Report 50

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Protecting Information Security

Lufax Holding always attaches importance to information security and users' privacy protection, and strictly complies with the Cyber Security Law of the People's Republic of China, the Personal Information Protection Law of the People's Republic of China, and other relevant laws, regulations. During the Reporting Period, we completed the revision and update of 40 documents related to information security management, including the Management Rules of Information Security (2023 amendment). At the same time, we have formulated and published the Statement of Lufax Holding Information Security Management Policy and Lufax Holding Limited Privacy Protection Statement. The two documents make it clear that individual users have the right to access, correct, delete and revoke his/her personal information on our platforms to protect users' privacy. The aforementioned information security-related systems, statements and guidance apply to all relevant business lines and subsidiaries of Lufax Holding, as well as third-party personnel with access to information assets.

Information Security Management Structure

Lufax continues to improve our information security management structure and has established an Information Security Management Committee. This committee leads the Company's information security management efforts. The Committee members are all certified in the field of information security to ensure the expertise and effectiveness of the management, providing a solid safeguard for the Company's information security.

Information Security Management Committee

Role	Description
Director	Served by CEO Responsible for overall information security
Secretary General	Served by CTO Responsible for coordinated management of information security
Deputy Directors	Served by the head of information security, CMO, CFO, COO, CRO, CPO, CSO, etc. Responsible for formulating and updating information security management measures, guiding the implementation of all information security tasks, etc.
Commissioner	Served by the head of the relevant departments Responsible for conducting comprehensive assessments on security risks and impacts from a departmental and company-wide perspective, providing guidance and making decisions on information security efforts
Functional Departments	Responsible for the organization and implementation of specific information security management under the guidance of the Information Security Management Committee, and organizing assessment and management on internal information security risk

LUFAX 陆金所控股

2023 Environmental, Social and Governance Report 51

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

To motivate the effective execution, management and supervision of data security measures, we have officially incorporated data security indicators into performance appraisals, and established a three-level information security appraisal system consisting of the Company, departments and employees. At the Company level, we adhere to Ping An Group's information security assessment standards, making our information security performance a crucial component of the comprehensive performance evaluation. At the departmental level, we conduct assessments of each department in accordance with the Company's established information security policies. At the individual employee level, we integrate information security metrics into the employee performance evaluation system, including key indicators such as the number of major information security incidents, re-detect rate of Blues vulnerability, the completion rate of sensitive field encryption.

Additionally, we are actively pursuing external information security system certification.

All the information security management systems that involved in our businesses are accredited by ISO 27001: 2013 information security management system certification, with **100%** coverage.

Information Security Management Measures

During operations, we strictly manage access control, storage encryption, and hierarchical management of customer information.

Access Control

- Use the security policy of Cyberark integrated jump sever to conduct strict personnel identity authorization for all access to production and test servers, make video recording and review operation records regularly.
- Accurately identify customers' sensitive information, and set multiple access authorities to sensitive data, such as double-factor authentication (account password plus cell phone verification code/account password plus Ping An token).
- Regularly sort out and control sensitive authorities related to customer information queries and strictly follow the "least privilege"[7] principle to ensure the security and confidentiality of customer data.

Storage Encryption

- During operations, we collect data from third parties in strict compliance with the laws and regulations in places where we operate, and delete data timely as per regulations to minimize the retention of customers' private information.
- Use national commercial cryptographic algorithms to encrypt the storage of sensitive customer information such as cell phone numbers and biometric data.

Hierarchical Management

- Develop a well-established data management system for the entire life cycle of data collection, transmission, storage, use, exchange and destruction and classify data in a hierarchical manner according to established standards to strengthen the control of data assets.

7. The "least privilege" principle refers to giving a user the minimum levels of access or permissions needed to perform his/her job functions, ensuring that permissions are minimized.

2023 Environmental, Social and Governance Report 52

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

For APP information security management, we carry out a comprehensive assessment on the security of personal privacy collection, security vulnerabilities, malicious codes, non-compliant contents, etc. through technical testing and expert analysis to identify potential APP information security risks and ensure that APP information is collected in compliance with regulatory requirements.

For information security audit, we proactively organize internal and external information security testing and audit every year to ensure the effective implementation of information security management. During the Reporting Period, we carried out a total of 35 internal and external audits. These included 16 internal audits, including 12 access audits, 3 outsourcer audits, and 1 branch audit; as well as 19 external security tests, which included 10 APP privacy tests, 8 information security level protection assessments, and 1 ISO 27001 surveillance audit.

For collaboration with suppliers, we have formulated the Information Security Guidelines - Third Party Management for information security management of suppliers and clarified information security clauses in the contracts signed with suppliers. We require suppliers to establish data security and privacy protection-related policies that are in compliance with Lufax Holding's requirements. Except for service or transaction purposes, we never divulge, sell or provide personal data to any third party. Additionally, we proactively carry out ex-ante, in-event, and ex-post review of suppliers to ensure comprehensive protection of information security.

Ex-ante

- Before adding new suppliers, we conduct detailed assessment on the information security capabilities of suppliers and record the results in the supplier management platform for subsequent management and tracking

In-event

- To gain a comprehensive understanding of the current state of their information security management, we update supplier ratings on the supplier management platform regularly and send questionnaires to those with low ratings

Ex-post

- Conduct periodic on-site inspections of suppliers' management information security of. If any issues are identified during the inspection, they must be rectified. If suppliers are unable to fulfil standards even after rectification, their contracts will be terminated.

2023 Environmental, Social and Governance Report 53

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

In addition, Lufax Holding takes proactive and reactive measures to prevent and respond to data leakage incidents:

Proactive Measures

- Vulnerability management: We perform regular vulnerability scans on servers and applications, address any identified vulnerabilities in a timely manner, conduct regular penetration testing on servers connected to the Internet and take immediate action to address issues.
- Account security control: We implement a closed-loop control system for account security, utilizing model monitoring, automatic account blocking and security guidance to prevent account theft, sharing and other breaches, thereby reducing the risk of data leakage.
- Security operations platform: The platform is designed to monitor 7 major risk scenarios covering the Internet, host, terminal, application, database, employee and public opinion, and alert and respond to information security incidents.
- Security automation operations platform: During the Reporting Period, our team independently developed a security automation operations platform designed to automate monitoring and response and digitalize security operations. By leveraging data from our internal security infrastructure and harnessing the power of an algorithmic engine driven by expert-defined rules, the platform has successfully debuted an automated incident response system that reduces incident response times to minutes. In the HW (a national network attack & defense drill) network attack test organized by the MPS and the Shanghai Communications Administration, the platform automatically handled over 9,500 attacks, with an average response time of just 2 minutes. The efficiency in incident response and mitigation was improved by over 90% and human effort was reduced by over 70%, providing solid protection for the security and stability of core business operations.
- Secure Development Life Cycle (S-SDLC) technology: Different departments collaborate with each other to secure every aspect of financial product development, and set up evaluation, review and testing processes at each stage to fully guarantee the security of financial products.

Demand Analysis	Design	Development	Testing	Delivery
Business Security Review • Fully communicate with business parties to understand their requirements, and clarify security requirements (with a focus on key businesses)	**Demand Security Review** • Assess system design solutions • Security review • Reporting of foreign-related data	**Coding Security Guidelines** • Assess the security of development tools • Formulate coding specifications and implement security functions/development framework	**APP Security Testing** • Conduct white box testing to scan code security • Perform black box testing to scan Web/mobile applications • Validate system defense capabilities through penetration testing	**Final Security Review** • Approve the launch after confirming that known risks have been resolved or mitigated • External public opinion monitoring • External penetration testing • Emergency response

S-SDLC Process

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 54

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

Reactive Measures

- Develop emergency plans: Including Data Security Emergency Plan, High Risk Vulnerability Emergency Plan, Phishing Email Emergency Plan, DDoS Emergency Plan, etc.
- Establish reporting channels for information security leakage incidents: Information security leakage incidents can be reported through three channels: WeChat official account, Happy Ping An APP, and web-based Happy Ping An. Additionally, designated staff are assigned to screen and report submitted content.
- Conduct specialized drills targeting common information security attack scenarios. The drill scenarios include dealing with Crypto-Malware, defending against website defacement, securing container environments from webshells, responding to phishing emails, handling ransomware, and addressing unusual account behavior. Through emergency drills, we help our security personnel become familiar with emergency response procedures, thereby enhancing the emergency response capabilities of the Company's security team.

Awarded "Outstanding Blue Team" in the "Panshi Operation"

During the Reporting Period, we took part in the "Panshi Operation", a live-action cybersecurity defense drill targeting the information and industrial sectors in Shanghai. Over a 10-day period of round-the-clock operations, our team effectively thwarted all attacks and advanced to the overtime phase, attaining a remarkable score with zero losses throughout the entire drill. We were awarded the "Outstanding Blue Team" prize, highlighting our exceptional capabilities in information security defense and emergency response.


荣耀时刻
上海陆金所信息科技股份有限公司
荣获
2023年"磐石行动"
上海市工业和信息化领域网络安全实战攻防活动
优秀蓝方队伍
陆金所控股
LUFAX

Awarded "Outstanding Blue Team" in the "Panshi Operation"

Winning the Second Prize in the Preliminary Round of the "Guan An Cup" Management and Operations Competition

In the 2023 "Guan An Cup" ISG cybersecurity skills competition, focused on management and operations, guided by the Shanghai Municipal Committee of Cyberspace Affairs and organized by the Competition's Organizing Committee, we secured second place in the preliminary round, due to our exemplary network and data security management and robust technical support capabilities.


2023年国家网络安全宣传周上海地区活动
二等奖
陆金所控股有限公司


二等奖

Winning the Second Prize in the Preliminary Round of the "Guan An Cup" Management and Operations Competition

2023 Environmental, Social and Governance Report 55

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

Information Security Training

We organize a range of security training and awareness initiatives annually to raise awareness and enhance the protection capability of our workforce. This encompasses a diverse array of activities, including themed email campaigns, training by external experts, courses available on our Zhiniao platform, live webinar sessions, security knowledge challenges, and executive discussions. These initiatives are open to all employees (including part-time) and contractors, to provide them with information security-related training and activities.

Our training is tailored to address specific security risks, using a variety of resources to explore high-risk behaviors and incidents among our staff. We deliver targeted training to minimize the occurrence of security risks. We aim for a training approach that is both professional and engaging, with an emphasis on accessibility. And we employ a "marketing" strategy for our awareness campaigns, dedicated to fostering a security-conscious culture where "every individual feels accountable and empowered to contribute to security". During the Reporting Period, the information security education and training covered all employees.

- Monthly security training: We host a monthly security training session for all employees to ensure everyone is included.
- Quarterly specialized training: We organize at least 1 special training session every quarter, targeting high-risk employees and roles in the Company. These trainings are tailored to address the specific risks faced by roles like consultants, administrative staff, and back-office personnel.
- Security Enhancement Month with the theme "safety is the precondition of our work": In addition to our annual security awareness assessment for all staff, we launched a campaign with 7 courses for learning and assessments. The campaign integrated our business practices and human factors, conducted both online and offline sessions, innovated in security education methods, and enriched course content. We achieved 100% employee participation.

6 CLEAN WATER AND SANITATION
11 SUSTAINABLE CITIES AND COMMUNITIES
13 CLIMATE ACTION
15 LIFE ON LAND
17 PARTNERSHIPS FOR THE GOALS

04

More Sustainable Finance

Lufax Holding always adheres to the concept of sustainable development, and actively implements the United Nations Sustainable Development Goals (SDGs). In line with the requirements of sustainable development management, we have formulated a series of green office initiatives aiming at creating a green and low-carbon office environment and operating mode. At the same time, with our own resource and background advantages, we actively cooperate with our partners to implement sustainable development practices, incorporate ESG concepts into our supply chain management and continuously assess ESG-related risks, working together with our partners to create a sustainable ecosystem.

Performance Highlights

During the Reporting Period, 15,956 pieces of assets were reused through a series of initiatives, resulting in a cost reduction of RMB 23.26 million

By the end of the Reporting Period, the "Ping An Guardian Action - National Parks" program had achieved its goals of protecting 1,000 species of animals and plants, guarding 10,000 square kilometers of land, transplanting 50,000 seedlings, restoring over 604 mu of panda habitat and training over 50,000 champions in rural green development

This year, 100% of our partners signed the Integrity Commitment, and 100% of our suppliers completed on-site assessments and annual evaluations

2023 Environmental, Social and Governance Report 57

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
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Appendix

Co-establishing a Green Future

Adhering to the concept of green and sustainable development, Lufax Holding establishes a green operating mode and is committed to minimizing the negative impact of its operations on the environment. While complying with the relevant requirements of the Environmental Protection Law of the People's Republic of China and other laws and regulations, we have also formulated and implemented internal management systems such as the Workplace Environment Maintenance Manual of the Headquarters, which integrates the concept of sustainable development such as the reduction of pollution and carbon emissions, and the promotion of synergy into all aspects of our daily operations to comprehensively push forward the green and sustainable development of Lufax Holding.

Green Operations

Green Office

Lufax Holding actively promotes a low-carbon, healthy and sustainable office model, including advocating electricity conservation, water saving, paperless office and other various green operation initiatives, to reduce energy and resource consumption, optimize energy structure and enhance operational efficiency. We are committed to reducing wastewater, waste gas, solid waste and GHG emissions, and improving water use efficiency. During the Reporting Period, in line with the bottom line requirements of operations, the Company supervised branches to surrender the lease of 278 workplaces in a timely manner, to save operation and maintenance costs and utility consumption. During the Reporting Period, we did not have any major violations related to environmental management, nor did we have any problems or disputes with water sourcing.

Electricity Conservation

- Managing central air conditioning by the Group and arranging a designated person in charge or enabling automatic switch, and strictly controlling the number of air conditioners in use and the temperature;
- Installing energy-efficient lighting fixtures to replace conventional fluorescent tubes, and setting up group lighting control during the working day to reduce electricity loss;
- Applying zone-based electrical design for office areas to achieve on-demand electricity usage and avoid unnecessary power consumption;
- Improving electric management with smart electricity meters that allow for real-time monitoring of electricity data to obtain information on electricity demands and take immediate action in the event of anomalies in electricity consumption.

Water Conservation

- Optimizing the management of faucets and other water supply equipment by using water-saving sensor-activated taps and maintaining them regularly, to prevent unnecessary waste of water resources;
- Posting water conservation slogans to encourage employees to conserve water and raise their awareness of water saving;
- Encouraging cleaners to use the wastewater from direct drinking water for cleaning to achieve the wastewater reuse.

Office Resource Conservation

- Advocating paperless office operations, and actively implementing cloud printing to minimize the use of paper materials at work;
- Actively promoting digitized bidding processes to reduce the use of paper materials;
- Standardizing printer management by restricting access to printing, strengthening monitoring and reducing misprints/reprints/single-sided printing;
- Recycling office paper to reduce unnecessary paper waste.

2023 Environmental, Social and Governance Report 58

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

During the Reporting Period, in order to effectively achieve the environmental goals, Lufax Holding encouraged each branch to develop and implement scientific and feasible emission reduction strategies, and to promote low-carbon and paperless office and eco-friendly travel to reduce energy, water and paper consumption. Moreover, all business departments are encouraged to explore new approaches for efficiency improvement, consumption reduction and technological innovation based on their business characteristics. By the end of the Reporting Period, we had reduced electricity consumption by 35%, water consumption by 17%, paper consumption by 28% and GHG emissions by 31% compared to the same period last year. Relentless endeavors will be made to further reduce resource consumption and carbon emissions in the future.

Energy-saving Campaign Empowering Corporate Sustainability

The branches of Lufax Holding, based on their operational realities, actively implement low-carbon operating mode in which environmental management goals and corresponding measures have been established to promote green and low-carbon operations, while supporting the Company's green development objectives. Each branch runs a monthly "Taking the Lead in Saving Energy and Reducing Consumption" campaign by floor to promote paperless office, electronic bidding, paper reuse and other energy-saving initiatives. Based on the print reduction rate, the winning department is awarded the "Green Department" red flag, to motivate energy saving in the workplace.



Waste management

We maintain a strong commitment to waste management and strictly adhere to the Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste, the Administrative Measures for the Prevention and Control of Environmental Pollution by Electronic Waste and other applicable national and local regulations. Well-specific processing procedures have been established for non-hazardous and hazardous waste generated in office operations, thereby ensuring proper treatment and facilitating recycling.

- For hazardous waste such as printer toner cartridges and waste lamps, we have set up special disposal sites and recycling processes;
- For computer components and used batteries, we entrust qualified suppliers for regular and centralized processing.

The "cost reduction and efficiency enhancement" principle has been deeply integrated into our operations. Under this principle, assets sitting idle are put into good use, comprehensively optimizing the utilization of existing assets while reducing waste generation at its source. We actively engage in idle asset utilization. Each month, we collect data on idle assets from various organizations and share information about usable old assets with them, thus allowing them to choose assets needed and ensuring prompt and effective utilization of old assets. In addition, we have introduced an incentive mechanism that promotes the reuse of existing assets in the institutionalized assessment rules for administrative compliance. This strategy aims to encourage employees to make full use of available resources, thereby minimizing the need for purchasing new equipment and enhancing equipment utilization. During the Reporting Period, we reused 15,956 pieces of assets through a series of initiatives, resulting in a cost reduction of RMB 23.26 million.

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 59

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Biodiversity Protection

Lufax Holding takes biodiversity protection seriously, which is demonstrated by our commitment to biodiversity protection and engagement in relevant practices. In collaboration with Ping An Group and Ping An Trust, we established the first domestic "Carbon Neutrality" charitable trust at the end of 2021. In the same year, we initiated the "Ping An Guardian Action - National Parks" program, which was implemented in the Northeast China Tiger and Leopard National Park in Hunchun and the Giant Panda National Park in Ya'an. By engaging diverse communities, species and businesses, we put into action the public welfare concept of "shared ownership, shared benefits, and joint building" of national parks. With a focus on key initiatives such as ecological forest transformation and habitat restoration, we advocated for establishing and developing national parks, providing full support to biodiversity protection.

In 2023, we launched a training program in collaboration with YouChange China Social Entrepreneur Foundation to enhance the ecological conservation skills of various types of personnel. Specifically, we conducted publicity capacity enhancement training on ecological conservation for national park staff, eco-friendly and wildlife conservation education for young people, and skills training for producers and managers of eco-friendly agricultural products. By the end of the Reporting Period, the program had trained more than 200 local entrepreneurial leaders, villagers and staff, and built 5 offline bases for Ping An Guardians and champions. In addition, nearly 700 pieces of 700M terminals, wilderness equipment, winter patrol uniforms, all-season patrol uniforms and other materials were donated to the national parks to ensure the safety of local frontline protectors. The program helped expand sales channels for the national parks and the neighboring communities, increase the ability of local farmers to achieve prosperity and improve their living standards, and strike a balance between innovative green development of biodiversity and the promotion of rural revitalization.







"Ping An Guardian Action - National Parks" Program

In collaboration with Xinhua News Agency and NetEase Cultural & Creative, we produced a public service video, Searching for Tigers in the Mountains. The video tells a beautiful story about the staff of the "Ping An Guardian Action - National Parks" program and the Northeast China Tiger and Leopard National Park, who have worked together to protect natural creatures, and calls for more public attention to the national parks and rangers. In addition, we compiled the Ping An Guardian Action: Lufax Holding's Partnership with the National Parks, which is a typical case of social capital involvement in the establishment and development of China's national parks. Both the content and the video of the case have been included in Tsinghua University's MBA typical case collection to serve as a reference for other companies and to encourage joint contributions to biodiversity protection.


LUFAX
深山寻虎

Public Service Video of "Searching for Tigers in the Mountains"


案例入库证明
Case Publication Certification
案例入库证明
Case Publication Certification

Ping An Guardian Action: Lufax Holding's Partnership with the National Parks was Included in Tsinghua University's MBA Typical Case Collection

By the end of the Reporting Period, the "Ping An Guardian Action - National Parks" program had achieved its goals of protecting 1,000 species of animals and plants, guarding 10,000 square kilometers of land, transplanting 50,000 seedlings, restoring over 604 mu of panda habitat and training over 50,000 champions in rural green development. The program made great contributions to protecting biodiversity and creating a beautiful home for people and nature.

2023Environmental, Social and Governance Report 60
Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
Appendix
Fully realizing the impacts and risks associated with climate change across various industries, Lufax Holding takes proactive measures to address the challenges and opportunities posted by this issue. We have implemented a well-established ESG governance framework and a robust management system to identify and address climate change-related issues. The Board of Directors, the Consumer Protection and ESG Committee regularly review ESG matters, including climate change, and oversee the implementation of initiatives on resource conservation, energy efficiency and emission reduction. The Executive Committee of Lufax Holding is responsible for developing corresponding ESG work plans and implementation strategies, while the ESG Executive Group is accountable for executing and coordinating specific actions. This top-down approach ensures a comprehensive response to potential influences brought about by climate change.
We consistently monitor the trends in climate change and assess their potential impact on our short-term and long-term operations based on business realities. We identify and analyze climate change-related risks relevant to our business while proactively devising strategies to address them. By implementing robust management measures focusing on energy conservation, emission reduction and green operation practices, we strive to minimize our environmental footprint. Furthermore, we explore and seize opportunities emerging from climate change. In response to the growing trend of green and low-carbon economies, we make efforts to foster corporate sustainability by developing green and low-carbon products and services.

2023 Environmental, Social and Governance Report 61

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Jointly Building the Industry Ecosystem

We believe that an open and inclusive approach to exchanges and cooperation with industry partners will drive our business forward. With this in mind, we continue to improve the supply chain management system to forge win-win partnerships with upstream and downstream enterprises. We are also deeply and actively involved in industry research and exchanges, and are committed to creating an open business environment that nurtures innovation.

Sustainable Supply Chain

Lufax Holding is committed to guiding suppliers in jointly developing a responsible management system, supporting suppliers in promoting their own sustainable operations, and building a healthy and sustainable supply chain. We strictly observe Ping An Group's Policy Statement on Sustainable Supply Chains, and Detailed Measures for Management of Procurement Business Suppliers. In addition, we make ongoing efforts to improve the supplier management system to ensure standardized and systematic approaches to supplier management.


Development and Introduction Management
Certification Management
Sourcing Management
Sourcing development
Assisting in sourcing development
Evaluating and screening candidate suppliers
Registration and introduction of new suppliers
Certification Management
Standards for access certification
Requirements and process of basic information certification and audit
Requirements and process of category certification audit
Basic requirements and process of real-name authentication
Process Management
Examination Management
Standards and process of sampling examination
Standards and process of project examination
Requirements for the application of examination results
Examination of code of conduct
Punishment Management
Unified management of eliminated suppliers
Situation, type and standards of punishment
Process of punishment implementation
Performance Management
Standards for the dimensions, composition and scoring of performance evaluation
Object and process of performance evaluation
Rules and standards for the grading of evaluation results

Supplier Management Process

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 62

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Lufax Holding remains focused on suppliers' social responsibility and environmental performance. The Company actively urges suppliers to participate in the training delivered by Ping An Group on corporate social responsibility and encourages all suppliers to undertake corporate social responsibilities and obligations. The requirements for sustainable development are incorporated into supplier contract clauses. Sustainable development considerations are also incorporated into processes such as supplier selection reviews, process management, and follow-up and feedback, focusing on supplier performance in areas including information security, labor rights and environmental protection. Furthermore, we have formulated clear policies on information security and privacy protection, transformation and development of low-carbon technologies, labor rights protection and employee development. We also demand anti-corruption measures from our partners including suppliers, and we will terminate any cooperation with those who violate business ethics.

This year

100% of our partners signed the Integrity Commitment

100% of our suppliers completed on-site assessments and annual evaluations

Industry Exchanges and Cooperation

Lufax Holding has an open and inclusive approach to industry exchanges and cooperation, and is committed to discussing industry issues and creating new value for the industry together with partners.

Lufax Holding Worked with Chinese Academy of Financial Inclusion at Renmin University of China to Release the Report on the Financial Health of Small and Micro Businesses

In 2023, Lufax Holding, in collaboration with Chinese Academy of Financial Inclusion (hereinafter CAFI) at Renmin University of China, prepared and released the report on the Financial Health of Small and Micro Businesses. The report comprehensively analyzes the operating status and challenges faced by small and micro businesses in China in terms of financial management, risk prevention, and fundraising. It also establishes a set of financial health indexes, which serve as a reference for the government and financial institutions to optimize financial services for small and micro businesses.

International Forum for China Impact Investing 2023

Mr. Gregory Dean GIBB, Co-CEO of Lufax Holding, and Mr. Ni Rongqing, General Manager of Ping An Consumer Finance, were invited to attend the "International Forum for China Impact Investing 2023", hosted by CAFI. The two shared Lufax Holding's ESG concepts and practices, as well as Ping An's key initiatives to protect consumers' financial health, demonstrating our commitment to social responsibility and attracting industry-wide interest.

LUFAX 陆金所控股

2023 Environmental, Social and Governance Report 63

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Appendix I: Response to the United Nations Sustainable Development Goals

SDGs	Covered chapters
1 NO POVERTY	More Warming Finance——Deeply Engaging in Inclusive Finance More Warming Finance——Fulfilling Social Responsibilities
2 ZERO HUNGER	More Warming Finance——Fulfilling Social Responsibilities
3 GOOD HEALTH AND WELL-BEING	More Efficient Finance——Building a Quality Team
4 QUALITY EDUCATION	More Warming Finance——Fulfilling Social Responsibilities More Efficient Finance——Building a Quality Team
5 GENDER EQUALITY	More Warming Finance——Fulfilling Social Responsibilities More Efficient Finance——Building a Quality Team
6 CLEAN WATER AND SANITATION	More Sustainable Finance——Co-establishing a Green Future
8 DECENT WORK AND ECONOMIC GROWTH	More Warming Finance——Deeply Engaging in Inclusive Finance More Warming Finance——Fulfilling Social Responsibilities More Efficient Finance——Building a Quality Team
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE	More Efficient Finance——Promoting Technology Empowerment
10 REDUCED INEQUALITIES	More Warming Finance——Deeply Engaging in Inclusive Finance More Warming Finance——Fulfilling Social Responsibilities
11 SUSTAINABLE CITIES AND COMMUNITIES	More Sustainable Finance——Co-establishing a Green Future
12 RESPONSIBLE CONSUMPTION AND PRODUCTION	More Reliable Finance——Redoubling Efforts to Protect Financial Consumers More Efficient Finance——Promoting Technology Empowerment
13 CLIMATE ACTION	More Sustainable Finance——Co-establishing a Green Future
15 LIFE ON LAND	More Sustainable Finance——Co-establishing a Green Future
16 PEACE, JUSTICE AND STRONG INSTITUTIONS	More Reliable Finance——Consolidating Governance Foundation
17 PARTNERSHIPS FOR THE GOALS	More Sustainable Finance——Jointly Building the Industry Ecosystem

2023 Environmental, Social and Governance Report 64

Introduction to Lufax Holding
Message from Chairman
2023 Performance Highlights
Sustainable Development Strategy
More Warming Finance
More Efficient Finance
More Reliable Finance
More Sustainable Finance
Appendix

Appendix II: Quantitative ESG Performance Indicators

Environmental Area[8]			
Key Performance Indicators		Unit	2023
Emissions			
A1.1	Exhaust Emission	Kg	47.58
A1.2	Total GHG emissions	tCO_2e	23,510.43
	Total emission intensity of GHG	tCO_2e/person	0.65
	Direct GHG emissions (Scope 1)	tCO_2e	117.63
	Indirect GHG emissions (Scope 2)[9]	tCO_2e	19,614.02
	Indirect GHG emissions (Scope 3)[10]	tCO_2e	3,778.78
A1.3[11]	Total hazardous waste produced	Tons	N/A
	Total intensity of hazardous waste	Tons/person	N/A

Environmental Area			
Key Performance Indicators		Unit	2023
A1.4[12]	Total non-hazardous waste produced	Tons	151.68
	Total intensity of non-hazardous waste produced	Tons/person	0.004
Use of Resources			
A2.1	Total energy consumption	MWh	34,979.72
	Total energy intensity	MWh/person	0.97
	(Direct) consumption of non-renewable fuel	MWh	587.26
	(Indirect) consumption of purchased energy[13]	MWh	34,392.45
A2.2	Water consumption	M^3	187,800.36
	Water consumption intensity	M^3/person	5.19

8. The environmental KPIs intensity value is calculated using the total number of employees in the Group in 2023 as the denominator.

9. Indirect greenhouse gas emissions (Scope 2) mainly come from purchased electricity consumed in the operation process, and the greenhouse gas emission factor of electricity adopts from the Enterprise Greenhouse Gas Emission Accounting Method and Reporting Guidelines for Power Generation Facilities (Huanban Climate [2021] No. 9).

10. Indirect greenhouse gas emissions (Scope 3) mainly come from the use of paper in the operation process and the carbon emissions generated from employee travel. The emission factor adopts from the China Product Life Cycle Greenhouse Gas Emission Coefficient Set (2022) issued by the Ministry of Ecology and Environment.

11. The Company's printers are all leased and the supplier is responsible for toner cartridge replacement, which does not involve hazardous waste.

12. Non-hazardous waste mainly includes office paper and other general solid waste.

13. The (indirect) consumption of purchased energy is converted from purchased electricity.

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 65

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

Social Area[14]			
	Key Performance Indicators	Unit	2023
Employment			
B1.1	Total workforce	Person	36,215
	Number of employees by gender		
	Male	Person	19,777
	Female	Person	16,438
	Number of employees by age group		
	Under 30 years old	Person	11,691
	30 to 50 years old	Person	24,428
	Over 50 years old	Person	96
	Number of employees by employment type		
	Full-time	Person	36,215
	Number of employees by geographical region		
	Chinese mainland	Person	36,136
	Hong Kong, Macau, Taiwan and overseas regions	Person	79

Social Area			
	Key Performance Indicators	Unit	2023
B1.1	**Number of employees by employee category**		
	Senior management	Person	152
	Non-senior management	Person	36,063
B1.2[15]	Employee turnover rate	%	33.69
	Employee turnover rate by gender		
	Male	%	35.68
	Female	%	31.13
	Employee turnover rate by age group		
	Under 30 years old	%	40.92
	30 to 50 years old	%	29.32
	Over 50 years old	%	19.40
	Employee turnover rate by geographical region		
	Chinese mainland	%	33.71
	Hong Kong, Macau, Taiwan and overseas regions	%	23.85

14. The number of employees takes full-time employees into consideration.

15. The employee turnover rate of the Group takes employees who have worked for more than one year in consideration, and the formula is: (employee turnover rate = number of employees leaving during the period/(number of employees leaving during the period + number of employees at the end of the period).

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 66

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

Social Area			
	Key Performance Indicators	Unit	2023
Health and Safety			
B2.1	Work-related fatalities occurred in the past three years		0
	2023	Person	0
	2022	Person	0
	2021	Person	0
B2.2	Lost days due to work injury	Day	521
Development and Training			
B3.1	The percentage of employees trained	%	100
	The percentage of employees trained by gender		
	Male	%	100
	Female	%	100
	The percentage of employees trained by employee category		
	Senior management	%	100
	Non-senior management	%	100
B3.2	The average training hours completed per employee	Hour	4.99

Social Area			
	Key Performance Indicators	Unit	2023
B3.2	The average training hours completed per employee by gender		
	Male	Hour	5.06
	Female	Hour	4.93
	The average training hours completed per employee by employee category		
	Senior management	Hour	6.21
	Non-senior management	Hour	4.98
Supply Chain Management			
B5.1	Number of suppliers	-	444
	Number of suppliers by geographical region		
	Northeast China	-	22
	North China	-	119
	Northwest China	-	30
	East China	-	138
	Central China	-	75
	South China	-	60

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 67

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

Social Area			
Key Performance Indicators		Unit	2023
Product Responsibility			
B6.1[16]	Percentage of total products sold or shipped subject to recalls for safety and health reasons	%	N/A
B6.2	Number of products and services related complaints received	Case	563
	Customer complaint rate	%	0.0009
Anti-corruption			
B7.1	Number of concluded legal cases regarding corrupt brought against the Group or employees	Case	0
B7.3	Hours of anti-corruption training provided to directors	Hour	3

Social Area			
Key Performance Indicators		Unit	2023
B7.3	Hours of anti-corruption training provided to employees	Hour	7,650
Community Investment			
B8.2	Volunteer hours	Hour	5,708.64
	Focus areas		
	Emergency response	RMB ‘000	80.00
	Industrial assistance	RMB ‘000	154.24
	Health care	RMB ‘000	117.83
	Education donation	RMB ‘000	103.25

16. The Company's main business covers retail credit enablement, consumer finance and other financial services, and does not involve product safety and health issue.

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 68

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

Appendix III: HKEX Environmental, Social and Governance Reporting Guide - Content Index

ESG indicator		Chapters in the Report
Area: Environmental		
A1: Emissions		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste.	Co-establishing a Green Future
A1.1	The types of emissions and respective emissions data.	Appendix II: Quantitative ESG Performance Indicators
A1.2	Direct (Scope 1) and energy indirect (Scope 2) greenhouse gas emissions (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Appendix II: Quantitative ESG Performance Indicators
A1.3	Total hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	The Company's printers are all leased, and the supplier is responsible for the replacement of the toner cartridges, which does not involve hazardous waste.
A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g., per unit of production volume, per facility).	Appendix II: Quantitative ESG Performance Indicators
A1.5	Description of emissions target(s) set and steps taken to achieve them.	Co-establishing a Green Future
A1.6	Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them.	Co-establishing a Green Future

ESG indicator		Chapters in the Report
A2: Use of Resources		
General Disclosure	Policies on the efficient use of resources, including energy, water and other raw materials.	Co-establishing a Green Future
A2.1	Direct and/or indirect energy consumption by type (e.g., electricity, gas or oil) in total (MWh) and intensity (e.g., per unit of production volume, per facility).	Appendix II: Quantitative ESG Performance Indicators
A2.2	Water consumption in total and density (e.g., per unit of production volume, per facility).	Appendix II: Quantitative ESG Performance Indicators
A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them.	Co-establishing a Green Future
A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them.	Co-establishing a Green Future
A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Our main business does not involve the use of packaging materials.
A3: The Environment and Natural Resources		
General Disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources	Co-establishing a Green Future
A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Co-establishing a Green Future

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 69

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

ESG indicator		Chapters in the Report
A4: Climate Change		
General Disclosure	Policies on identification and mitigation of significant climate-related issues which have impacted, and those which may impact, the issuer.	Co-establishing a Green Future
A4.1	Description of the significant climate-related issues which have impacted, and those which may impact, the issuer, and the actions taken to manage them.	Co-establishing a Green Future
Area: Social		
B1: Employment		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare.	Building a Quality Team
B1.1	Total workforce by gender, employment type (for example, full- or part-time), age group and geographical region.	Appendix II: Quantitative ESG Performance Indicators
B1.2	Employee turnover rate by gender, age group and geographical region.	Appendix II: Quantitative ESG Performance Indicators
B2: Health and Safety		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards.	Building a Quality Team
B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year.	Appendix II: Quantitative ESG Performance Indicators
B2.2	Lost days due to work injury.	Appendix II: Quantitative ESG Performance Indicators
B2.3	Descriptions of occupational health and safety measures adopted, and how they are implemented and monitored.	Appendix II: Quantitative ESG Performance Indicators
B3: Development and Training		
General Disclosure	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities.	Building a Quality Team
B3.1	The percentage of employees trained by gender and employee category (e.g., senior management, middle management).	Appendix II: Quantitative ESG Performance Indicators
B3.2	The average training hours completed per employee by gender and employee category.	Appendix II: Quantitative ESG Performance Indicators
B4: Labor Standards		
General Disclosure	Information on (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child labor and forced labor.	Building a Quality Team
B4.1	Description of measures to review employment practices to avoid child and forced labor.	Building a Quality Team
B4.2	Description of steps taken to eliminate such practices when discovered.	Building a Quality Team

陆金所控股 LUFAX

2023 Environmental, Social and Governance Report 70

Introduction to Lufax Holding

Message from Chairman

2023 Performance Highlights

Sustainable Development Strategy

More Warming Finance

More Efficient Finance

More Reliable Finance

More Sustainable Finance

Appendix

ESG indicator		Chapters in the Report
B5: Supply Chain Management		
General Disclosure	Policies on managing environmental and social risks of the supply chain.	Jointly Building the Industry Ecosystem
B5.1	Number of suppliers by geographical region.	Jointly Building the Industry Ecosystem
B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored.	Jointly Building the Industry Ecosystem
B5.3	Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored.	Jointly Building the Industry Ecosystem
B5.4	Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored.	Jointly Building the Industry Ecosystem
B6: Product Responsibility		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress.	Promoting Technology Empowerment Redoubling Efforts to Protect Financial Consumers
B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Our main business does not involve product transport and sales.
B6.2	Number of products and service related complaints received and how they are dealt with.	Appendix II: Quantitative ESG Performance Indicators
B6.3	Description of practices relating to observing and protecting intellectual property rights.	Promoting Technology Empowerment

ESG indicator		Chapters in the Report
B6.4	Description of quality assurance process and recall procedures.	Our main business does not involve product recalls.
B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored.	Protecting Information Security
B7: Anti-corruption		
General Disclosure	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundry.	Consolidating Governance Foundation
B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Appendix II: Quantitative ESG Performance Indicators
B7.2	Description of preventive measures and whistle-blowing procedures, and how they are implemented and monitored.	Consolidating Governance Foundation
B7.3	Description of anti-corruption training provided to directors and staff.	Appendix II: Quantitative ESG Performance Indicators
B8: Community Investment		
General Disclosure	Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities' interests.	Fulfilling Social Responsibilities
B8.1	Focus areas of contribution (e.g., education, environmental concerns, labor needs, health, culture, sport).	Fulfilling Social Responsibilities
B8.2	Resources contributed (e.g., money or time) to the focus area.	Fulfilling Social Responsibilities

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)
(HKEX Stock Code: 6623) (NYSE Stock Ticker: LU)